SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C lote 226 7th floor
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT’S REPORT

The management of Tele Centro Oeste Celular Participações S/A – “TCO”, a company operated by Telefónica Móviles and Portugal Telecom, operating under the brand name VIVO, is submitting Management’s Report and the company’s Financial Statements, together with the Independent Auditors’ and Audit Committee reports for fiscal year ended at December 31, 2005, in compliance with the provisions in the law and bylaws.

Message from the Chief Executive Officer

2005 was a year of important advances for VIVO, the brand under which the companies Telesp Celular Participações S.A. – TCP (controlling shareholder of Tele Centro Oeste Celular Participações S.A. – TCO), Tele Leste Celular Participações S.A. – TLE, Tele Sudeste Participações S. A – TSD and Celular CRT Participações – Celular CRT all operate; they all make up the assets of the joint venture formed by Telefónica Móviles and Portugal Telecom. A customer base of close to 30 million clients in December 2005 is the best evidence of VIVO’s leadership in the Brazilian mobile communications market. But of greater value than its superiority in terms of “market share” are the quality of its customer base and its leadership in revenue share and EBITDA figures.

In general, the players in this market have based competition strategies on powerful mechanisms designed to reduce entry level prices and on high investments in advertising and marketing. Vivo has adapted to market conditions, without putting in risk its capacity of generating results, which allows it to continue its quality relationships with its clients, shareholders and community. Increasing numbers of postpaid subscribers and ongoing income data growth registered between 2004 and 2005 are some of the indicators that attest that the path chosen was the right one.

The Brazilian market, with approximately 85 million cell phone users, still has room for growth, albeit at a slower pace than in the past few years.  VIVO is on the lookout for opportunities to add new customers to its base. But, in the current scenario, the organization’s major challenge is to “win over” the customers it already has, that is, to ensure their loyalty. There is a very simple form of making customers confirm their choice in appointing VIVO as their carrier: a continual drive for customer satisfaction, through service excellence, especially in billing, card recharging and customer services. These are key factors for the customer and, thus, key factors in VIVO’s strategy. Quality in these items that are sensitive to customers is what is going to make the difference.

Ongoing advances

In 2005, VIVO evolved significantly in several fields. Expansion projects and the CDMA overlay allowed Vivo to increase by about 20% the digital coverage in several areas. One of the highlights was the State of São Paulo, which now has VIVO coverage in 100% of its municipalities. Besides growing in terms of quantity, the organization gained points in terms of service quality, evidenced by the increase in the completed originated call rate to 78%, from 72%, well above the 67% targeted by Anatel.

VIVO also made significant progress in its projects to unify the main business and operation support systems. In 2005, SAP and data warehouse projects were finally concluded. Unification of billing, prepaid and front-office systems has also moved forward and is expected to be fully completed in 2006. These moves gave the organization greater agility, efficiency and competitiveness. They have, among other things, made the launch of new products easier and enabled VIVO to offer customers the same promotions and type of relations, regardless of which area they are in.

One other contribution towards consolidating the organization into one single entity that must be mentioned was the decision by the boards of directors of the companies operating under the VIVO brand to promote the corporate restructuring that will result in a single publicly held company - Vivo Participações S.A.

The system unification projects and improvement in customer services have proved to have successful results among customers as evidenced, for example, by the drop in call center calls in 2005 as compared to those of the previous year.

Third Generation

With respect to technology, CDMA EVDO, VIVO’s Third Generation System, which guarantees very high data transmission speeds, is now fully operational in São Paulo, Rio de Janeiro, Curitiba, Porto Alegre, Salvador and Brasília. This technology is the cornerstone for some significant innovations in services, such as Vivo Play 3G and Vivo Zap 3G. Included in the important launches made in 2005 are Smart Mail (a corporate service that permits real time access to office e-mails) and Vivo Moblog (a service which, differently from common blogs, allows both the Internet and cell phones to be used in text and image configurations and publications).  To innovate is one of the key factors in increasing data service revenues, which already account for 6% of total revenues. Use of the Vivo Downloads service alone – which includes the downloading of games, images and musical tones – has risen by 200% from 2004 to 2005.

But for VIVO, to innovate entails much more than to introduce a new service in the market or to pursue cutting-edge technology. It is equally important to innovate in terms of processes, attitudes, customer relations and employee relations. To simplify offers or improve communication mechanisms between in-house departments to expedite delivery of a solution to a demand to the Call Center are innovations that do not require sophisticated technology and have an important positive impact on customers.

If VIVO put a lot of energy into the businesses throughout 2005, it did so without disregarding another essential aspect: exercising its social responsibility, whether in forging an ethical and transparent relationship with its different target publics – customers, shareholders, employees, community members and government authorities – or in participating in initiatives that promote progress and social equality. The close to 40 projects sponsored by Instituto Vivo, especially in the field of Education, benefit more than 200,000 persons across Brazil. A civic effort to which all VIVO employees contribute is the VIVO Volunteer Program, which organizes activities designed mainly for the visually disabled.

Transformation

2005 was, without any doubt, a year of major realizations for Vivo, as the reader will have opportunity to see in greater detail throughout this report. But one factor has made 2005 a decisive year: it marks the beginning of a new era for the organization. An era in which VIVO will be fully devoted to customer satisfaction.

This is a challenging strategic guideline as it requires the fine-tuning of all the departments to focus on the customer’s “cause”. It requires changes that will only be brought about if the people that make up the organization are strongly determined to undertake them. And VIVO’s professionals are. The climate survey conducted at the end of 2005 showed that all employees fully endorse the new strategic orientation, clearly identify the paths of change that must be followed and are willing and prepared to help VIVO become a 100% customer-oriented company, with segmented promotions and excelling in general, billing, recharging and customer services. These are essential elements that add value to the customer and to VIVO’s business.

2005 Highlights

  Leading position in mobile telephony in Brazil with a 34.5% market share (source: Anatel);

  Approximately 30 million customers at the end of 2005;

  100% coverage in all of the municipalities of the State of São Paulo;

  The greatest coverage in Brazil – servicing over 2,200 municipalities;

  More than 7,600 points of sale of its own or outsourced;

  Pioneer in providing 3rd Generation Services in Brazil, due to the introduction of the CDMA EV-DO technology in its main capital cities (São Paulo, Rio de Janeiro, Florianópolis, Curitiba, Porto Alegre, Salvador, Vitória and Brasília);

  Main innovations: Vivo Play 3G, Vivo ZAP, Smart Mail and Globalmoto;

  15 million downloads since 2003;

  2 million VIVO Wap users per month;

  More than 6,300 direct jobs;

  11th best valued brand on the domestic market, according to Internbrand ranking, worth US$ 218 million;

  SAP project completed, unifying the entire management system;

  Data warehouse unification project completed;

  Vivo was granted more than 40 awards, with special mention to the Caboré Prize – for best advertiser of the year; and

  Sponsorships: Barco Brasil 1 in Volvo Ocean Race and Brazilian Soccer Team.

1 – Political and Economic Environment

In 2005 the fundamentals of the export sector of the Brazilian economy continued to show improvement. The trade balance registered a historical record surplus of US$ 44.8 billion, which resulted, despite the increase in profit and dividend remittances to US$ 13.4 billion, in a current account surplus in the equivalent of 1.8% of GDP. The level of foreign reserves rose to US$ 53.8 billion, the highest level posted since 1998; IMF debt of US$ 15.5 billion was paid earlier than scheduled and foreign debt reduced by US$ 34 billion, while the domestic securities debt indexed to foreign exchange rates was paid off. These efforts enhanced all foreign solvency indicators, which strengthened the downward trend in the Brazil risk premium throughout the year, to 303 bps at year end, 1 bps higher than the lowest risk level registered by Brazil since this indicator first started to be measured.

Due to the improvement in the foreign solvency rate and ongoing decline in the risk premium, the foreign exchange rate continued to steadily drop, with the US dollar depreciating in relation to the Brazilian real. In 2005, Brazil’s currency registered a nominal appreciation of 17.1% - annual average versus last year’s average. The face value appreciation of the Brazilian real was one of the factors that contributed to achieving the inflation target in 2005. Inflation according to the IPCA (Expanded Consumer Price Index) of 5.7% in 2005, the lowest since 1998, was slightly higher than the 5.1% Central Bank target, but well within the tolerance bracket.

The second reason why the inflation rate (based on the IPCA) remained within the tolerance brackets established by Central Bank was the rise in interest rate in 2005. During the year, the Central Bank of Brazil raised the SELIC rate (Special Settlement and Custody System) to 19.75% in August, from 18.25% in January, and then reduced it to 18.0% in December. As a result, the accumulated nominal rate registered in the year was 19.0%, or 12.6% in real terms. It should be mentioned, on the other hand, that this increase in real interest rate also reduced economic activity, particularly in the second half of the year. Because of this, the growth rate for the Brazilian GDP should be 2.0% for 2005.

Worldwide Mobile Phone Market

The worldwide mobile phone market grew 21.0% and 25.3% in 2003 and 2004, respectively.

Similar growth of around 24% is estimated for 2005. In 2005, total number of cell phone users worldwide exceeded the two-billion mark.

The penetration of mobile phones worldwide is expected to have reached 29% in 2005, up five percentage points over 2004.

Prepaid plans continue to be the driving force behind the growing number of users in several areas around the world, the only exception being North America and Europe, where prepaid subscribers account for 96% of new telephone line additions. In 2005, 62% of cell phone users were prepaid plan subscribers.

It is estimated also that 26% of worldwide mobile service users are lines used by companies.

Some 77.3% of the lines in the world use GSM technology, 15.3% CDMA technology and 7.4% use other technologies. As far as third generation technologies are concerned (3G), W-CDMA (UMTS) has 49 million subscribers while the 1xEV-DO technology has 26 million subscribers.

Brazil is the fifth country among the nations with the largest number of cell phones, and its 20 million user market growth rate in 2005 was also one of the highest in the world, surpassed only by China (76 million), Russia (61 million) and India (28 million). China closed 2005 with 400 million cell phones (31.8 mobiles/100 inhab.), Russia with 125 million (86.6 mobiles/100 inhab.) and India with 76 million (7.0 mobiles/100 inhab.).

Following the same trend of the previous year, in 2005 the markets of China, Russia, India, Brazil and United States were leaders in terms of new subscribers. Pakistan, Colombia, Nigeria and Egypt were the countries that reported the highest mobile phone percentage growth.

Mobile Phone Market in Brazil

2005 was characterized by strong expansion in the Brazilian mobile business triggered mainly by strong competitive pressure among operators, which lowered the entry level prices and the service prices. The year closed with a total 86.2 million lines, reporting 31.4% growth in the year.

Expectations point to a slight slowdown in the growth of the customer base of the mobile business in 2006, due mainly to high mobile penetration and operator concern in improving business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 34.5% market share at the end of the year.

Net additions in 2005 totaled 20.6 million, up 7.3% on net additions registered in 2004. The last quarter of the year reported the highest volume of net additions in the year, totaling 6.2 million new lines, down 16.6% when compared to the last quarter of 2004.

Due to the strong growth of the customer base in 2005, mobile penetration reached 46.6%, which is higher than in 2004 by 10 percentage points. Consequently, mobile penetration was 24 percentage points higher than that registered by fixed telephones in Brazil of 22% at the end of 2005.

Data services usage also rose in Brazil in 2005. Revenues produced in Brazil from data transmission accounted for 4.4% of ARPU in third quarter 2004, but had climbed to 5.8% in third quarter 2005. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2006. This growth may be spurred by the diversity of solutions and service applications provided by the use of data services through the cellular phone.

Regulatory Environment

2005 was marked by intensified fiscal control actions by Anatel and the issue of Public Inquiries proposing changes in the regulations, especially focused on the protection of consumer rights.

Stricter fiscal control actions by Anatel caused an increase in the number of administrative proceedings filed against cell phone operators, especially in view of the quality of services rendered. These proceedings could result in the application of sanctions on the respective operators.

One of the most important Public Inquiries was No. 642, which proposed changes in SMP (public mobile service) regulations. January 16, 2006 was the deadline for any opinions to be voiced thereon. In this document, Anatel addresses points of vital importance to the cell phone business such as: compulsory assistance presence per serviced municipality, extension of prepaid card validity; extended period before blocking use of phone of defaulting users and abolishment of the service plan grace periods.

Among the resolutions published by Anatel in 2005, most noteworthy are No. 410, which provides the new general interconnection regulations, and No. 408, which upheld the partial Bill and Keep rule on payment for use of networks among SMP operators.

2005 also featured the beginning of free negotiations of the price for use of mobile networks (VU-M), until the pricing-at-cost model is implemented. A temporary agreement was signed among local fixed telephone operators and mobile operators to ensure a 4.5% price adjustment, pending a decision by Anatel on requests for arbitration relative to VU-M prices.

2 – Marketing Strategy

The mobile telephony industry in Brazil is starting to reach a saturation point, with the higher social classes registering very high levels of penetration.  In these circumstances, the market value starts to steadily become centered on the bases of the operators themselves, increasing the competition for value-added customers.  At year end the first signs of the slowing down of the business appeared and caused operators to seek to maximize the creation of value.  We believe that this could lead, more and more, to improved results in the industry.

In this context, VIVO based its 2005 strategy on two fundamental principles:

  To maintain its market leadership;

  To grow with profitability in order to maximize EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy made up of great “macro actions”, which were put into effect throughout 2005 and expected to be continued in 2006:

  To Deliver Basic Service with Quality Leadership, adjusting the company´s framework and optimizing key processes such as call center customer service and public stores;

  Aggressive Customer Loyalty Programs in order to reduce the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions by allocating funds according to profitability and returns;

  Selective Growth in segments and regions with higher value-creation potential;

  Ensure profitability of the current customer base as well as of new customers captured during the year by implementing actions that stimulate use of services (especially recharging of prepaid cards), improving segmented management and adjusting the cost of servicing to the value of each segment;

  Build/Communicate Brand Differential by exploiting the competitive edge of its coverage and technological advantages of the CDMA (3G - EVDO), translating into innovative services and more modern handsets; and

  Change brand value perception by exploiting simple attributes recognized by customers and a commitment to deliver quality and satisfactory customer services (establish credibility and trust).

Plans and Campaigns

The retail campaigns in 2005 were aimed at selective growth, particularly in the postpaid plan and other segments with potential for greater value generation, in order to improve price perception and enhance market leadership.

Among the benefits granted in promotions this year, VIVO tried to create offers that were both attractive and also encouraged consumer habits in customers, by offering more incentives to those holding more profitable postpaid plans (by giving discounts to handsets), monthly card recharging to prepaid subscribers and timely payments to postpaid plan subscribers.

The principal benefits included: intranet traffic (local and long distance using CSP – Long distance carrier selector code- 15), data services (SMS and MMS), reduced off-peak rates; selected handset price reductions (postpaid plan promotions that offered escalating discounts according to higher service plan value to boost growth of the high potential segment), among others.

In all VIVO’s acquisition campaigns, a special focus was placed on the value attributed to the current customer base, and all customers were given the chance of taking part in all of the campaigns by changing their handsets and keeping their former numbers, which ensured customer loyalty and higher profitability rates, as described above.

VIVO also engaged in segmented actions that centered on the Youth and High Potential segments. The campaign designed for the Youth segment was “Vivo in Colleges”, a project that was conducted in 100 of the largest and best universities in Brazil. It was aimed at bringing VIVO closer to college students, but this time by “invading their world”, and made possible a greater bridging of the gap and helped them identify more with the VIVO brand. In all, some 700,000 students participated in this project.

Another highlight was a marketing drive involving partners that speak the language of young people. The most important of these was the partnership formed with Terra, Brazil’s largest Internet portal. Direct marketing actions were taken to capture users in this segment.

Focused on the High Potential segment, the most relevant projects were those designed to acquire the postpaid clients of higher value of the competition. These campaigns were undertaken through direct marketing and in the VIVO stores. The promotions of these campaigns were aimed at providing higher benefits to customers who made a commitment to higher monthly disbursements.

Concurrently with the Acquisition Campaigns, VIVO strove to enhance price perception in the market and within its customer base. The plan portfolio was updated in view of the promotions undertaken by new players on the market that posted price discounts and aggressive subsidies as their principal means of leveraging sales. This adjustment was extended to the customer base through a migration of customers to selective plans with the objective of guaranteeing returns and customer loyalty via segmented promotions.  In September, with a view to assuring the loyalty of high value postpaid subscribers, the Vivo Ideal plan was launched, which automatically fitted customers into the 150, 300, 500 and 1000 minute plans according to their consumption.

In addition, in October 2005, VIVO launched a new campaign “Vivo e Você na Copa” (Vivo and You at the World Cup) focused on its current customer base (both prepaid and postpaid plan subscribers), in order to enhance profitability. This campaign offers to take 75 customers with companion to watch Brazil play in the 2006 World Soccer Championship, and will be valid until March 31, 2006.

2005 Acquisition Offers

The year of 2005 started with a summer promotion entitled “Verão em Dobro VIVO” (Double Summer Vivo), which offered the benefit of card recharges and call minute bonuses worth two times more and exclusively to postpaid clients’ long-distance (LD) calls at local charges via CSP 15, to boost intranet and LD traffic.

In March, the campaign “VIVO 15 Super Tarifa” (VIVO 15 Super Rate) addressed to young people, boosted postpaid and prepaid plan additions with an aggressive promotion and strong appeal to price perception through a reduced rate (R$ 0.15/min) on all intranet calls in Brazil, plus a data services sample package.

The campaign “Dia das Mães VIVO” (Mother´s Day Vivo) in May focused on price perception again, with a 50% discount on local and long-distance intranet calls using CSP 15 of Telefônica, in an attempt to reinforce the VIVO Community concept.  A data services sample package (SMS + MMS) was offered in addition to this benefit.  Another campaign introduced at the same period featured “Bom de Papo” (Easy Chatting), packages of 300 minutes (60 minutes free + 240 minutes within the Vivo network) and 600 minutes (120 minutes free + 480 within the Vivo network), designed to attract and ensure loyalty of high-value postpaid customers which were targeted by the competition.

In mid-June, we launched the campaign “Noite dos Namorados” (Valentine’s Evening) to encourage calls during the network’s off-peak period, to reduce idle time by offering reduced rates for voice and data for only R$ 0.10/minute. During the same month, focused on the high potential segment, VIVO launched the promotion “100 minutos por R$1” (a minute-based package for intranet local calls for R$1.00 per month added to the 60, 120, 180, 240, 360, 600 and 900-minute plans). Both offers were designed to improve price perception and the “VIVO Community” concept.

In July, as a result of launching the Father’s Day Campaign, VIVO started off the promotion “Mesada VIVO Pré” (VIVO Prepaid Pocketmoney). It was a simple, attractive, but different kind of promotion in which R$30 were given as bonus for local calls to any operator, coupled with a data services sample package (SMS and MMS).  The promotion was later extended into the months of August and September.

During this same period, VIVO started version two of the Bom de Papo campaigndesigned to attract and ensure the loyalty of high-value postpaid subscribers who continued to be targeted by the competition.

In October, the company again focused its attention on youth, and again used the “VIVO Community” concept under the promotion called “Fale + Por –” (Speak + For –), whereby local intranet calls had reduced rates (R$0.25/min), plus the benefit of a data services sample package. This again was a simple and competitive offer which also aimed at enhancing price perception.

To close the year, Brazil’s leading mobile telephone company set in motion a pioneering and very attractive offer, which was easily understood by customers. Its purpose was to exploit free use of cell phones through “Natal Bônus Livre” (Christmas Free Bonus) campaign, with a bonus of R$ 40/month (for 6 months) for local calls to any cellular or fixed phone, conditioned upon a monthly card recharge and timely paid postpaid plans, plus a bonus data package (SMS and MMS).

Customer Loyalty Projects

Year 2005 was marked by aggressive attempts to “shield” high-value customers using a Program of Points as the main customer retention tool. Under this program customers accumulate points based on their monthly invoices, and these points can be used in acquiring a new handset.   The Program of Points was at first implemented in VIVO’s own stores, which not only made it easier for customers to exchange handsets but also stepped up the number of handsets exchanged each month. Besides this, in 2005 the implementation of this program was completed in all regions, integrating the program nationwide.   All this effort resulted in an 82% growth in “shielding” our customers in relation to 2004, especially in the third and fourth quarters of 2005.

3 – Business Performance

TCO is the holding company that controls 100% of operators Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A., which were collectively referred to as “Area 7”, Norte Brasil Telecom S.A. (“NBT”), former “Area 8”, and TCO IP, another company that offered solutions to the data services market via IP (Internet Protocol). The Company, besides acting as a holding company, operates in the same manner as its controlled companies, being authorized to provide Personal Communications Services (“SMP”) in the Federal District. Its controlled companies operate in the states of Goiás and Tocantins,  Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, and through NBT in the states of Roraima, Amapá, Pará, Amazonas, and Maranhão.

Operating Performance

As of December 31, 2005, TCO reported a 17.1% increase in its customer base, totaling 6,815 thousand customers, and a 45.5% market share.

The figures below show TCO’s operating performance:

The ARPU (average revenue per user) posted in 2005 of R$25.9 was lower than that registered in 2004 due to the expansion of the total customer base and, primarily, to a reduction of the prepaid ARPU, which was caused by, among other factors, the outbound traffic of this market segment, as well as a drop in MOU (monthly average of minutes of use per customer) which was 73.0, which was impacted, in turn, by the reduction in the fixed-mobile traffic.

SAC (subscriber acquisition cost) reached R$129.0 in 2005.  The increase in relation to 2004 was due to stronger competition, customized campaigns targeting postpaid subscribers, and technology migration. The fourth quarter of 2005 could be characterized by an increase in prices of entry-level handsets (known as the “entry-level barrier”), which contributed to partially offset the pressures on the SAC.

The penetration level in 2005 was 44.0%, up 9.2 p.p. in relation to 2004, indicating that there is still room for market growth.

Infrastructure – Network

TCO’s CDMA overlay project continued in 2005, in the states served by TCO and NBT. CDMA and 1XRTT technology were provided to an additional 256 municipalities within the TCO concession and an additional 50 new municipalities were served by TCO.

In addition, 100% of the municipalities served by TCO are now assured digital coverage.

The mobile phone network of TCO and NBT, which operate with TDMA, CDMA and 1XRTT technologies as well as in analogical technology, ended the year covering 44.7% of the municipalities, or 80.44% of the population living in TCO’s concession area. The Company’s network as of December 31, 2005 consisted of 37 switch centers (including Gateways), 1,953 cell stations and 89 other pieces of equipment.

In addition, in 2005 EV-DO hot spots were activated in Brasília through 43 carriers of such technology.

Distribution network

At December 31, 2005 TCO owned 69 purchase points and the Virtual Shop, which was available only in the DF (Federal District). Additionally, TCO possesed an efficient network of authorized dealers – retail and resale - comprised of 1,905 storefronts (50% working exclusively for TCO) capable of sales of services and handsets.

There were 68,842 points of purchase where users can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops and physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also available through a number of banks.

Roaming

In October VIVO launched Globalmoto, the first cell phone in Brazil that provides automatic international roaming facilities in more than 170 countries. Even in countries where CDMA technology is not available, customers may continue to use the same handset and number. The new handset is being widely used by corporate customers, whose officers are always traveling abroad.

However, customers who do not own a Globalmoto may also freely access their numbers in over 170 countries, since if CDMA is not available in the country they are visiting, VIVO offers a VIVO no MUNDO VIP (VIVO in the VIP World) kit with a handset that runs on technology used in that particular country, without any additional cost to the customer, who may keep their original numbers.

Today, VIVO postpaid subscribers can use their own handsets in the United States, Canada, Mexico, Puerto Rico, Dominican Republic, Chile, Peru, Argentina, Uruguay, China, South Korea and New Zealand, an amenity that is available in over 2,500 cities.

Also with regard to international roaming, the company decided to maintain a low and simple rate as a means of standing up to competition.

With respect to national roaming, VIVO still has roaming agreements with carriers that operate in other Brazilian states, to provide nationwide service to customers.

Information Systems

In 2005, Information Systems focused on projects aimed at consolidating information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse, accounting and management (among others) or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new Data Processing Center, where the new systems are installed and some of the unconsolidated applications will be migrating to, which is now in a modern, safe and efficient technological environment.

Quality Program

In 2005 we continued to qualify for quality certification for SMP PGMQ indicators (collection, consolidation and sending methods) first extended in August 2003 by the certification bureau BVQI - Bureau Veritas Quality International. This certification meets one of the requirements for migrating to SMP - Personal Mobile Service and is benchmarked through the Personal Mobile Service Quality Indicator Regulations, defined under a resolution issued by Anatel (National Telecommunications Agency).

Good practices undertaken in adjusting to ISO9001:2000 requirements were incorporated into work routines. Compliance with mapped procedures and procedure registers are ensured through internal quality audits that are conducted throughout the entire business.

We directed our actions to focusing on improving those processes that cause a direct impact on the customer’s experience with VIVO. Within this context, all procedures involving sales activities, use of services, billing and customer services, are specifically outlined and undertaken by teams that devote their time specifically to these, based on existing best and most efficient practices.

4 – Customer Services

The scenario in 2005 was marked by stronger competition in the cell phone business, causing increases in promotions and actions to encourage acquisition and ensure customer loyalty and higher profitability. This caused an increase in the number of calls to the Customer Relations Centers (monthly average of 37.2 million calls offered), up 11% over last year’s figure, but in line with the 12.3% increase in the customer base.

To meet this demand, several customer service optimization actions were taken, among which we highlight: customer calls directed to a single number *8486 (*VIVO), a virtual agent (recognition of verbal commands), transfer reduction project (after assessing relevance and adherence to procedures, reduction of layers of customer service and 2nd transfers), implementation of the MDP (Daily Performance Map – On-line Operation Management System), Re-incidence Reduction Project and Relationship Consultants.

Also worthy of mentioning are: expansion of URA (audible response units) to Prepaid Promotion and Registration, increases in the recharge channel *7000, restructuring of Bradesco recharge URAs, and implementation of nationwide recharge URAs via Banco24hs; increases in the number of TAVs (VIVO Self Service Terminals) in our own stores; a National VIVO Portal (www.vivo.com.br) – a content channel comprised of services, information, promotions, e-commerce, reaching almost 5 million hits per month, which makes it one of the sites with most viewers worldwide, and VOL (Vivo Online) -  Web service channel which provided close to 1.5 million services/month.

For handling incidents, VIVO launched a VIVO Customer Portal in early 2005, whose main objective was assessment/solution of the causes of incidents in partnership with other management departments, which has helped reduce the back office reported incidence rate by 15%.

Also during 2005, a national Individual Business Operations nucleus was created, which reports to the Customer Services Department. It controls all actions related to acquisition, profitability, customer retention and loyalty, has an installed infrastructure of 1500 PAs and boasts an average of 2,300,000 outbound contacts/month, as well as a customer retention and loyalty nucleus (Save Team). The Save Team reported an 8.4 percentage point improvement (retention rate in Dec/04 = 76.2%; Dec/05 = 84.6%), due to a gradual replacement of bonus promotions with “shielding” offers (handsets and plans), adding quality to retention and centering all physical operations in SP, which contributed towards implementing a management system consistent with corporate objectives.

The creation of the National Corporate Customer Division and unification of back office operations, customer relations, retention, CRI, Data and Critical Missions in a single site has boosted results in the corporate channel.

To guarantee the continuity and quality of customer services during the migration of the billing and front office systems was another challenge we overcame in 2005. This experience will help to handle the migrations we expect to take place in 2006.

This set of actions has enabled us to follow our customer-focused strategy, which is strongly based on a corporate culture that respects consumers, and to make headway not only in quantitative terms but also in qualitative terms, as indicated by the Quality URAs - on-line electronic measures of customer satisfaction with services and satisfaction surveys developed by a specialized company, Indicator GFK, according to which TCO’s customer treatment scored 8.3 in the last two months of 2005.

It should be mentioned that in 2005, VIVO earned a place of distinction on being granted several prizes: “Consumidor Moderno de Excelência em Serviços ao Cliente” (Modern Consumer for Customer Service Excellence) – Category: National Mobile Telephony; “Padrão de Qualidade B2B” (Quality Standard in B2B) – Category: Best Developed Convergence Environment; and for the third successive year it received honorable mention in a survey on “Empresas que mais respeitam o Consumidor” (Companies that respect Consumers the Most) – Category: Mobile Telephony Services – Ed. Padrão.

5 – Economic and Financial Performance

The financial statements as of December 31, 2005 were reclassified, as applicable, for comparison purposes:

In R$ million	2005	2004	Var.(%)
Net Operating Revenue	2,271.5	2,210.5	2.8%
Operating Costs and Expenses	1,885.0	1,529.1	23.3%
EBITDA	649.3	891.4	-27.2%
Income for the Current Year	339.1	507.1	-33.1%
Loans and Financing	108.9	226.3	-51.9%

Operating Revenue

The net operating revenue of TCO was R$ 2,271.5 million in 2005, compared to R$ 2,210.5 million in 2004, amounting to a 2.8% increase resulting from a 17.1% growth in the total customer base.

The net operating revenue from services increased by 5.0% in 2005 compared to 2004, from R$ 1,879.6 million to R$ 1,972.7 million.  This increase was mostly due to the increase in the customer base and in the use of data services, partially offset by the effect of loyalty programs, such as Vivo Ideal and other customer loyalty campaigns aimed at adjusting a customers’ plan based on their profile.

The net operating revenue from sales of products decreased by 9.7% in 2005 compared to 2004, from R$ 330.9 million to R$ 298.8 million. This reduction was due to competitive market conditions and a strategy of focusing on high and medium end customers in the Company’s business activity, including maintaining higher entry-level barriers during the fourth quarter.

Operating Costs and Expenses

The operating costs increased by 23.3%, totaling R$ 1,885.0 million in 2005, compared to R$ 1,529.2 million in 2004, due to an increase in selling expenses, an increase in Fistel tax payments and an increase in the number of links, means of connection and an increase in the customer base. The increase in the costs for third-party services, especially plant maintenance services, as well as electricity costs, also contributed to such increase.

The cost of goods sold decreased, partially due to the lower number of activated handsets in the period. Selling expenses increased due to higher provisions for doubtful accounts and higher third-party services cost, especially publicity and recharge commissions, and client care related to the increase in the total traffic.

EBITDA

TCO’s EBITDA was R$ 649.3 million in 2005, a 27.2% drop from 2004, and the margin was 28.6%, 11.7 percentage points lower than in 2004, when the EBITDA was R$ 891.3 million.  This change was due to the drop in TCO’s revenue from sales of handsets, partially offset by the reduction in the cost of goods sold, and was also impacted by an increase in selling expenses (provisions for doubtful accounts and third-party services), as well as by an increase in the cost of services rendered (Fistel and other fees and contributions and third-party services).

EBITDA is calculated as follows:

R$ million
Operating income (*)	503.5
Financial Income (*)	(117.0)
Depreciation and Amortization (**)	262.8
649.3

(*) See Income Statement
(**) See Statement of Changes in Financial Position

Profit for the Current Year

TCO’s net profit was R$ 339.1 million in 2005.

VALUE ADDED STATEMENT
Fiscal year ended December 31, 2005
	CONSOLIDATED
1. REVENUES	2,728.8
2. OUTSOURCED RAW MATERIALS	(1,007.7)
3. GROSS VALUE ADDED (1-2)	1,721.1
4. WITHHOLDINGS
Depreciation and amortization	(262.79)
5.NET VALUE ADDED PRODUCED (3-4)	1,458.3
6. VALUE ADDED RECEIVED BY TRANSFER
Financial Revenues	215.9
7. TOTAL VALUE ADDED TO BE DISTRIBUTED (5+6)	1,674.2

VALUE ADDED DISTRIBUTION
. Labor, payroll charges and benefits (-INSS)	135.5	8.09%
. Taxes, charges and contributions (+INSS)	1,034.9	61.82%
. Interests and rentals	164.6	9.83%
. Distribution to Shareholders	97.5	5.82%
. Retained Profits	241.6	14.43%

Loans and Financing

At December 31, 2005, the Company´s debt was R$ 108.9 million, of which 28% was denominated in foreign currency and fully protected by derivative transactions compared to R$ 226.3 million at December 31, 2004.

The indebtedness recorded as of December 31, 2005 was offset by cash and financial investments (R$ 894.5 million) and by derivative assets and liabilities (R$ 15.2 million in net liabilities), resulting in a net cash position of R$ 770.4 million, higher than the position recorded in 2004, which was R$ 704.2 million.

6 – Capital Expenditures – CAPEX

Capital expenditures in 2005 amounting to R$ 357.0 million were used primarily for the migration from TDMA to CDMA technology (overlay) which started in 2004. In addition, the investments were essentially due to the following factors: (i) consolidation and rationalization of the information systems; (ii) quality maintenance and expansion of coverage to account for the growth in the customer base; and (iii) terminals and technology for serving the corporate market segment.

7 – Capital Markets

The São Paulo Stock Exchange index – Ibovespa posted 33,436 at year end. In 2005, the Ibovespa increased by 27.7%, while the Dow Jones Industrial Average (DJIA) dropped by 0.6%. The average daily volume of transactions traded on the São Paulo Stock Exchange – Bovespa in 2005 was R$ 1,610.8 million, a 31.9% increase in relation to 2004.

TCO shares began trading on the São Paulo Stock Exchange – BOVESPA on September 21, 1998, under the symbols TCOC3 (common shares – ON) and TCOC4 (preferred shares – PN) and on the New York Stock Exchange – NYSE on November 16, 1998 under the symbol TRO (American Depositary Receipts – ADRs).

In 2005, TCO shares recorded a daily average trading volume of R$ 784.02 thousand for common shares and R$ 4,909.53 thousand for preferred shares on the BOVESPA. The market price of the registered common shares and of the registered preferred shares was R$ 24.88 and R$ 26.78, respectively, at the trading session on December 30, 2005.

On the NYSE, the ADRs were traded at year end for the price of US$ 11.22, with a total of 30,103,696 ADRs outstanding and appreciation of 13.7%. A total of 53.4 million ADRs were traded in 2005, representing a daily average amount of US$ 2.14 million.

Per share	2005	2004
Profit	2.67	3.93
Equity Value	21.63	18.93
ADR Prices in US$ (1:3.000 PN)	11.22	9.87
Preferred Share Prices*	26.78	8.73
Common Share Prices*	24.88	12.90

(*)Closing price on the last session of the year at the Bovespa.

The Company’s Capital Stock in December 2005 was R$ 1,021,737,129.03, represented by 44,332,722 common shares and 85,735,436 preferred shares.

Interest on Shareholders’ Equity

The Company’s Board of Directors approved interest on shareholders’ equity in the total amount of R$ 51,083,270.86 (R$ 0.392742326 per common and preferred share), and after including a 15% withheld income tax, the total net interest amounted to R$ 43,420,780.23 (R$ 0.333830977 per common and preferred share, except for shareholders who were able to evidence their tax immunity or tax-exempt status). The corresponding credit was posted in the Company’s accounting records on December 31, 2005.

Corporate Restructuring

In accordance with CVM Instructions Nos. 319/99 and 358/02, the managements of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., ("TCO"), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) announced that on December 4, 2005, their respective Boards of Directors approved a proposal for reorganization to be submitted to the companies’ shareholders. This corporate reorganization involved the merger of shares of TCO to convert it into a wholly owned subsidiary of TCP, as well as the merger of the companies TSD, TLE and CRTPart into TCP, in accordance with the terms and conditions found in the publication of such Relevant Fact of the same date.

The managements of TCP, TCO, TSD, TLE and CRTPart believe that reorganizing the company and thereby concentrating all shareholders of the companies in a single publicly held company will simplify the current corporate framework, thereby reducing costs and increasing shareholder value, permitting shareholders to hold interests in a company with greater liquidity in both domestic and foreign stock exchanges, facilitating the unification, standardization and streamlining of the TCP, TCO, TSD, TLE and CRTPar businesses and enabling the better use of the synergies among the companies, which, directly or via their respective operators they control, already operate under the “VIVO” brand. More information may be obtained on our site at www.vivo.com.br/ri..

Reverse stock split and change in ADR ratio

On May 4, 2005 TCO completed a reverse stock split and grouped every block of 3,000 common and preferred shares into one common or preferred share, respectively. TCO also changed the ratio of its ADSs to preferred shares, and each ADS now represents one preferred share. After shares were grouped, TCO shares started to be traded on the São Paulo Stock Exchange based on the price of one share instead of on the price of a one thousand-share block.

The purpose of the reverse stock split was to reduce management and operating costs for both the Company and its Shareholders; enhance efficiency of registers and control systems and disclosure of information; attribute greater visibility to the prices of shares representing the Company’s share capital on the market with their trading in Reais (R$) per share, also responding to a Bovespa initiative in this regard; and reduce chances of information and communication errors, thus improving services to Company shareholders.

Capital Increase and Cancellation of Treasury Shares

On July 29, 2005, the Board of Directors of TCO approved a capital increase and issued a total 3,107,645 new common shares at the issue price of R$ 20.56 pursuant to preemptive rights.

The issue price was 90% of the weighted average of the closing prices on the São Paulo Stock Exchange in the 30 trading sessions held between May 13, 2005 and June 24, 2005. The right to exercise preemptive rights was then granted to all shareholders between June 29, 2005 and July 28, 2005.

This capital increase enabled TCP, as the controlling shareholder of TCO, to capitalize part of the tax benefit related to the goodwill generated in the acquisition of the company. CVM regulations permit buyers of publicly held companies to capitalize tax benefits derived from amortization of goodwill generated in company acquisitions, provided preemptive rights related to such capital increase are extended to the other shareholders of the publicly held company. The tax benefits capitalized by TCP in July 2005 relative to TCO included R$ 63,893,190 in tax benefits for the fiscal year ending on December 31, 2004. In addition, at the same meeting, the Board of Directors of TCO approved the cancellation of 1,927,812 common shares that were held as treasury shares. The General Meeting of Shareholders, held on March 31, 2005, in a matter prior to the resolution on the grouping of shares completed in May 2005, resolved to reintroduce 1,527,046 Registered Common Shares (ON’s) and 2,087,452 Registered Preferred Shares (PN’s) on the Market, which remained from the Public Offering of Shares which closed in October 2004.

Ownership structure in December 2005

PORTUGAL TELECOM SGPS S.A.
T 0,01%
T 100%
TELEFÓNICA MÓVILES S.A.
Q 50,00%
T 50,00%
T 49,99%
PT MÓVEIS SGPS S.A.
BRASILCEL, NV
Q = % Quotas
ON = % Ordinárias
PN = % Preferenciais
T = % Total
T 100%
PTELECOM BRASIL LTDA
T 60,15%
T 39,85%
PORTELCOM PART. LTDA
ON 69,09%
PN 50,02%
T 57,23%
ON 23,42%
PN 0,0%
T 8,86%
TELESP CELULAR PARTICIPAÇÕES S.A.
ON 90,59%
PN 32,76%
T 52,47 %
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
ON 100% PN n/a T 100%
TELEGOIÁS CELULAR S.A.
ON 100% PN n/a T 100%
TELEMAT CELULAR S.A.
ON 100% PN n/a T 100%
TELEMS CELULAR S.A.
ON 100% PN n/a T 100%
TELERON CELULAR S.A.
ON 100% PN n/a T 100%
TELEACRE CELULAR S.A.
ON 100% PN 100% T 100%
NORTE BRASIL TELECOM S.A.
ON 100% PN 100% T 100%
TCO IP S.A.

8 – Corporate Governance

Investor Relations

TCO works with the constant purpose of improving its corporate governance practices, promoting professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company’s operations, meetings were conducted along the year 2005 with analysts and investors, as well as several other events. Further, TCO keeps information and communication channels available by telephone, e-mail and website (www.vivo.com.br/ri), containing updated information about the company’s operations.

Sarbanes-Oxley

This law applies to companies that trade securities on the US market. To this effect, the company has been taking the necessary actions in order to comply with its requirements.

Code of Ethics

By adopting the Code of Ethics, the Company aims at enforcing the compliance with laws, regulations and other applicable rules with honest, accurate and ethical conduct. Said code applies to all managers (President, Vice-Presidents and Management) and/or persons exercising similar duties in the Company.

In accordance with the Code, VIVO executives are committed to accomplish the directives of their superiors, the rules, policies, directives and the applicable laws and to cause the employees reporting to them to fulfill the same, undertaking to provide the necessary clarifications and communications, whenever necessary.

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set forth by the Board of Directors of TCO in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication of the relevant information itself, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers & Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

Audit and Control Committee

The Audit and Control Committee is a collegial body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Bylaws of the Company.

Board of Directors

The Board of Directors of TCO is made up of 9 members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position, and three of its members are independent directors within the meaning of the Sarbanes-Oxley Law.

Statutory Board of Auditors

The Statutory Board of Auditors (Conselho Fiscal) comprises three effective members and three deputy members elected by the General Meeting of Shareholders for a one-year term of office. The Statutory Board of Auditors has a non-permanent nature, being installed upon request of the shareholders, holds regular meetings once in every quarter and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Board of Auditors.

Board of Executive Officers

The Company has 8 Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of chief executive officer, executive vice president of Operations, executive vice president of Finance, Planning and Control, executive vice president of Marketing and Innovation, vice president of Technology and Networks, vice president of Compliance and Corporate Relations, vice president of IT, Product and Services Engineering, and vice president of Customers. An executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

VIVO has entered into agreements with the Federal University of Rio Grande do Sul State – UFRGS. Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company’s technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the CPqD, a Research and Development Center in Campinas, São Paulo, for evaluation and study of new technologies.

10 – Human Resources

The company believes that people are the great differentiating factor in the development of its strategies and achieving differentiated results.

Talent Attraction and Retention

Marked by a significant appeal, the company is holding its 4th Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talent, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competencies, and programs for international training of key workers of the company made possible by the technical-cultural integration between the two shareholder groups – Portugal Telecom and Telefónica Móviles. The achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$ 52.2 million in 2005 for all the companies operating under “VIVO” brand with respect to fiscal year 2004.

Professional Qualification and Development

The highly competitive market and the need to maintain leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$ 7.4 million having been invested by VIVO companies in 2005. This was one of the most significant factors that contributed to the increased competitiveness of VIVO companies.

Vivo was awarded the ADVB 2005 Top of HR prize for its program VIVO APRENDENDO – INICIATIVA PARA AVALIAR, DETERMINAÇÃO PARA CRESCER (VIVO LEARNING – INITIATIVE FOR EVALUATING, DETERMINATION FOR GROWING), which program reflects innovation and use of technology in the management of our human resources.

In-company Environment

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions through corporate campaigns, intranet, Conexão RH (a human resources portal for employees) and others.

In light of the diversity of workers of the company, the focus was placed on the search for a communications strategy, on the basis of carefully and specially prepared diagnoses, with due regard to regional contributions in the formation of the VIVO’s Culture.

Actions towards reinforcing corporate culture are designed to consolidate the company’s image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different levels.

Workers are also asked to answer questions in connection with an internal atmosphere study, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as a step forward in the joint work between the top management and the labor staff in the search for excellence and leadership.

Labor Staff

The total labor count in the end of 2005 was 1,264, compared to 1,357 in December 2004, which represents a reduction of 6.9%, which was judiciously carried out in order to avoid quality loss. Worthy of mention is a 22.9% increase in TCO’s sales team.

The distribution per activity is as follows:

Área of Activity	2004	2004	% var
Technical and Operations	267	308	(13.3%)
Marketing and Sales	638	519	22.9%
Customer Assistance	141	285	(50.5%)
Financial and Administrative Support	218	245	(11.0%)
TOTAL	1264	1357	(6.9%)

Adhesion to the Private Pension Plans represented 95.1% of the total labor count, which means 1,202 workers.

11 – Environmental Responsibility

Environmental Management began to take the shape of a project planning and preparation department in late 2004, when it was transferred to the Regulations and Foreign Affairs Board. Its mission is “to transform VIVO into a model of an environmentally responsible company with a view to creating a competitive edge for the company”.

To achieve this, it follows three major guidelines:

VIVO’s Impact on the Environment

  Policies and Procedures – to foster the commitment to develop and implement a policy and procedures designed to minimize risks and heighten awareness of the public involved;
  Waste Management – to create tools to evaluate waste stemming from company operations and to establish the most adequate form of waste collection and disposal, as well as actions to minimize waste production.

VIVO’s Contribution to the Environment

  Environmental Education – to implement internal and external campaigns and events aimed at heightening environmental awareness of employees, customers, community members and shareholders. To develop creativity and environmental management to become a competitive advantage for the company.

Commitment with the Community and Government

  Electromagnetic emissions – to educate and inform the community and to take part in discussions on legal aspects related to the business with the regulatory authorities, as well as to create tools for updating technical research on such emissions, and for compliance with Anatel Resolution No. 303.

A Look Back at 2005:

Among the main actions undertaken by the Company, we highlight:

  Collection of cell phone batteries at stores with a view to fostering awareness among users on how this collection is important in preserving the environment. Radio Base station batteries were also recycled and the proceeds donated to Instituto VIVO to invest in socio-environmental projects. Along these same lines, selective collection of recyclable waste products was organized at the administrative buildings and then sold by the company, with the proceeds therefrom being donated to socio-environmental institutions and projects.

  Through its Environment Management, VIVO has sought to integrate all its in-house departments on environmental issues, and also to apply and extend its environment programs across the country. With this in mind, in June it launched Environment Week, a campaign entitled “I Semana Meio Ambiente VIVO – Gestão Ambiental no Mundo dos Negócios” (Vivo Environment Week – Environment Management in the Business World), which aimed precisely at this objective.  This week will henceforth be included in the company’s internal campaigns and actions agenda. Education and Environmental Marketing are the key instruments in this effort, which also has the cooperation of the different departments and personnel of regional branch offices.

  Lectures for the communities and a commitment by the company to environmental authorities that it would become involved in electromagnetic emission issues. A survey was also conducted on cooling gases in 2005, and in 2006 GMA will be instructing the departments in charge by distributing brochures and directing them on how to register with IBAMA (Brazil´s Environmental Authority).

12 – Awards

In 2005, the Company was granted several awards, among the most notable of which were:

  3rd Environmental Benchmarking –  Global Telecom S/A - VIVO PR/SC was awarded 3rd place in the case ”Transforming Life with Art” – a selective garbage collection and internal environmental educational program for poor children and refreshing courses for public school teachers.

  Valor Social Prize – VIVO won the prize in the Respect for the Environment category nationwide, with the case "Waste Management Program", elected the best by popular vote.

  Vivo Localiza garnered the prize for most innovative service offered by InfoExame magazine.

  Caboré Prize – VIVO is elected the Advertiser of the Year.

  Top de Marketing ADVB – VIVO received a prize for Vivo Encontra (VIVO Finds) and Gisele Bündchen projects.

  Consumidor Moderno – VIVO is given an award by Consumidor Moderno (Modern Consumer) magazine for quality customer services.

  Top RH ADVB – Prize for the Vivo Aprendendo (Vivo Learning) program, implemented by VIVO’s Human Resources Department.

13 – Independent Audit

The policy of Tele Centro Oeste Celular Participações S.A. towards its independent auditors with respect to the rendering of services not related to external audit is based on principles that protect the auditor’s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his client.

In fiscal year 2005, Tele Centro Oeste Celular Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by an independent staff in relation to the group in charge of the external audit work. Decision making about the adopted procedures was established by the company’s Management.

Policies and procedures:

The Company’s and its controlled companies’ policies prohibit their independent auditors from being retained to render services that entail conflicts of interest or loss of objectivity. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2006 will maintain the growth trend started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Strong competition is expected for 2006, as a consequence of consolidation of the current competitors, continuation of the focus on the data business, aiming at increasing the ARPU, searching for synergies and scale economies and customer retention and loyalty campaigns and actions.

Within this context, the Company intends to maintain a leadership position on the Brazilian market, stimulating growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions, minimizing the effects of strong competition through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed our customers’ expectations.

15 – Acknowledgements

The management of Tele Centro Oeste Celular Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

BOARD OF DIRECTORS

Fernando Xavier Ferreira - Chairman
Carlos Manuel de Lucena e Vasconcelos Cruz - Vice-Chairman
Felix Pablo Ivorra Cano
Shakhaf Wine
Ignacio Aller Mallo
Luis Paulo Reis Cocco
Antonio Gonçalves de Oliveira
Luiz Kaufmann
Henri Philippe Reichstul

STATUTORY AUDIT COUNCIL

EFFECTIVE MEMBERS                                                  DEPUTY MEMBERS
JOÃO JOSÉ CAIAFA TORRES                                      REINALDO BATISTA RIBEIRO
Preferred Shareholders’ Representative                              Preferred Shareholders’ Representative
EVANDRO LUIS PIPPI KRUEL                                     FABIANA FAÉ VICENTE RODRIGUES
NORAIR FERREIRA DO CARMO CARVALHO          WOLNEY QUERINO SCHÜLLER

EXECUTIVE OFFICERS’ COMMITTEE

ROBERTO OLIVEIRA DE LIMA
Chief Executive Officer

PAULO CESAR PEREIRA TEIXEIRA
Executive Vice-President for Finance, Planning, Control and Investor Relations.

PAULO CESAR PEREIRA TEIXEIRA
Executive Vice-President for Operations

LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR
Executive Vice-President for Marketing and Innovation and
Executive Vice-President for IT and Services and Products Engineering

JAVIER RODRÍGUEZ GARCÍA
Vice-President for Technology and Networks

JOSÉ CARLOS DE LA ROSA GUARDIOLA
Vice-President for Compliance and Corporate Regulations

GUILHERME PORTELA SANTOS
Vice-President for Customers

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(INTEGRAL AFFILIATE OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

	Company		Consolidated
ASSETS	12.31.05	12.31.04	12.31.05	12.31.04

CURRENT ASSETS
Cash and banks	1,971	15,873	15,716	57,190
Temporary cash investments	62,053	51,761	878,778	893,996
Trade accounts receivable, net	158,289	104,561	716,751	477,135
Inventories	14,145	39,210	60,620	192,312
Advances to suppliers	1,704	2,098	2,211	7,962
Interest on shareholders' equity and dividends	71,446	102,457	-	-
Deferred and recoverable taxes	155,295	79,436	440,669	274,382
Prepaid expenses	34,477	18,030	62,136	39,960
Other current assets	20,748	22,470	28,976	29,611
	520,128	435,896	2,205,857	1,972,548

NONCURRENT ASSETS
Credit with related parties	28,743	46,216	-	-
Deferred and recoverable taxes	247,414	203,927	424,917	459,771
Derivative contracts	-	-	4	-
Prepaid expenses	1,257	1,284	6,498	11,486
Other noncurrent assets	11,650	28,045	5,833	29,746
	289,064	279,472	437,252	501,003

PERMANENT ASSETS
Investments	2,124,559	1,901,494	1,279	4,196
Property, plant and equipment, net	301,901	281,362	1,205,219	1,104,290
Deferred assets, net	349	-	17,959	21,848
	2,426,809	2,182,856	1,224,457	1,130,334

TOTAL ASSETS	3,236,001	2,898,224	3,867,566	3,603,885

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12.31.05	12.31.04	12.31.05	12.31.04

CURRENT LIABILITIES
Payroll and related accruals	10,302	10,089	23,135	21,448
Suppliers and trade accounts payable	115,389	88,831	476,113	475,621
Taxes payable	31,449	30,319	112,135	102,885
Loans and financing	13,570	25,441	66,734	102,727
Interest on shareholders' equity and dividends	69,047	138,278	74,553	144,395
Reserve for contingencies	2,174	1,392	12,363	5,473
Derivative contracts	6,353	5,707	14,446	13,930
Other liabilities	48,691	13,029	91,091	27,793
	296,975	313,086	870,570	894,272

NONCURRENT LIABILITIES
Loans and financing	-	15,059	42,196	123,557
Reserve for contingencies	124,559	123,420	131,464	128,644
Derivative contracts	-	3,199	768	6,812
Other liabilities	1,420	1,832	9,521	8,972
	125,979	143,510	183,949	267,985

SHAREHOLDERS' EQUITY
Capital stock	1,021,737	792,966	1,021,737	792,966
Treasury shares	-	(49,109)	-	(49,109)
Capital reserve	632,891	574,922	632,891	574,922
Income reserves	942,186	857,524	942,186	857,524
Retained earnings	216,107	265,199	216,107	265,199
	2,812,921	2,441,502	2,812,921	2,441,502

FUNDS FOR CAPITALIZATION	126	126	126	126

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,236,001	2,898,224	3,867,566	3,603,885

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(INTEGRAL AFFILIATE OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais, except for per share amounts)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04

GROSS OPERATING REVENUE
Telecommunications services	532,362	560,792	2,650,616	2,462,906
Sale of handesets and accessories	91,620	94,940	520,977	486,779
	623,982	655,732	3,171,593	2,949,685
Deductions from gross revenue	(168,669)	(151,914)	(900,152)	(739,259)

NET OPERATING REVENUE	455,313	503,818	2,271,441	2,210,426
Cost of services provided	(99,990)	(82,688)	(491,900)	(345,637)
Cost of goods sold	(87,104)	(114,065)	(498,626)	(555,984)

GROSS PROFIT	268,219	307,065	1,280,915	1,308,805

OPERATING INCOME (EXPENSES)
Selling expenses	(213,451)	(140,714)	(753,408)	(485,438)
General and administrative expenses	(49,129)	(65,895)	(178,485)	(159,338)
Other operating expenses	(18,642)	(14,880)	(75,258)	(48,040)
Other operating income	55,921	66,128	112,776	65,280
Equity	371,339	423,780	-	-
	146,038	268,419	(894,375)	(627,536)

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)	414,257	575,484	386,540	681,269
Financial expenses	(27,945)	(41,286)	(84,372)	(96,317)
Declared interest on shareholders' equity payable	(51,083)	(82,000)	(51,083)	(82,000)
Financial income	11,644	16,105	201,389	158,550
Declared interest on shareholders' equity receivable	156,646	90,300	-	-

OPERATING INCOME	503,519	558,603	452,474	661,502
Nonoperating income (expenses), net	(68)	301	93	(9,065)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	503,451	558,904	452,567	652,437
Income and social contribution taxes	(50,843)	(41,956)	(164,504)	(224,175)
Minority interest	-	-	-	(3,211)

INCOME BEFORE REVERSAL OF INTEREST ON
SHAREHOLDERS' EQUITY	452,608	516,948	288,063	425,051
Reversal of interest on shareholders' equity	(105,563)	(8,300)	51,083	82,000

NET INCOME FOR THE YEAR	347,045	508,648	339,146	507,051

EARNINGS PER THOUSAND SHARES - R$	2,668.18	1.34

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(INTEGRAL AFFILIATE OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

			Capital reserve					Income reserve
				Special	Interest on
	Capital	Treasury	Share	goodwill	work in	Donation and	Tax	Legal	Reserve for	Retained
	stock	shares	premium	reserve	progress	subvention	incentive	reserve	expansion	earnings	Total

BALANCES AT DECEMBER 31, 2003	570,095	(49,162)	37,533	72,189	4,505	-	153	81,859	573,715	265,199	1,556,086

Reversal of goodwill reserve	-	-	-	(31,168)	-	-	-	-	-	-	(31,168)
Capital increase with reserve - Special Meeting of March 30, 2004	194,416	-	-	(19,078)	-	-	-	-	(175,338)	-	-
Capital increase - corporate restructuring of May 31, 2004	-	-	-	511,061	-	-	-	-	-	-	511,061
Capital increase - exchange of shares held by minority shareholders of June 30, 2004	28,555	-	-	-	-	-	-	-	-	-	28,555
Capital decrease - Special Meeting of June 30, 2004	(100)	-	-	-	-	-	-	-	-	-	(100)
Treasury shares	-	53	-	-	-	-	-	-	-	-	53
Tax loss on merged goodwill	-	-	-	(273)	-	-	-	-	-	-	(273)
Unclaimed interest on capital	-	-	-	-	-	-	-	-	-	1,744	1,744
Net income for the year	-	-	-	-	-	-	-	-	-	508,648	508,648
Appropriation proposed to the General Meeting:
Legal reserve	-	-	-	-	-	-	-	25,432	-	(25,432)	-
Dividends	-	-	-	-	-	-	-	-	-	(51,104)	(51,104)
Interest on capital	-	-	-	-	-	-	-	-	-	(82,000)	(82,000)
Reserve for expansion	-	-	-	-	-	-	-	-	351,856	(351,856)	-

BALANCES AT DECEMBER 31, 2004	792,966	(49,109)	37,533	532,731	4,505	-	153	107,291	750,233	265,199	2,441,502

Capital increase with reserve - Special Meeting of March 31, 2005	164,878	-	-	-	-	-	-	-	(164,878)	-	-
Capital increase with special premium reserve - Special Meeting of July 29, 2005	63,893	-	-	(63,893)	-	-	-	-	-	-	-
Reverse of special premium reserve	-	-	-	(15,583)	-	-	-	-	-	-	(15,583)
Premium transferred to reserve	-	-	-	133,370	-	-	-	-	-	-	133,370
Cancelation of treasury shares	-	49,093	-	-	-	-	-	-	-	(49,093)	-
Treasury share disposal	-	16	-	-	-	-	-	-	-	-	16
Donation and subvention	-	-	-	-	-	4,075	-	-	-	-	4,075
Net income for the year	-	-	-	-	-	-	-	-	-	347,045	347,045
Appropriation proposed to the General Meeting:
Legal reserve	-	-	-	-	-	-	-	17,352	-	(17,352)	-
Dividends	-	-	-	-	-	-	-	-	-	(46,421)	(46,421)
Interest on capital	-	-	-	-	-	-	-	-	-	(51,083)	(51,083)
Reserve for expansion	-	-	-	-	-	-	-	-	232,188	(232,188)	-

BALANCES AT DECEMBER 31, 2005	1,021,737	-	37,533	586,625	4,505	4,075	153	124,643	817,543	216,107	2,812,921

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(INTEGRAL AFFILIATE OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04

SOURCES OF FUNDS
From operations:
Net income for the year	347,045	508,648	339,146	507,051
Minority interest	-	-	-	3,211
Items that do not affect the working capital:
Depreciation and amortization	73,703	64,510	262,789	210,060
Equity accounting adjustment	(371,339)	(423,780)	-	-
Monetary and exchange variations on noncurrent assets and liabilities	7,326	(712)	6,834	1,339
Net book value of permanent asset disposals	5	615	185	10,730
Increase (decrease) in noncurrent reserve for contingencies	(7,924)	19,237	(6,244)	22,529
Discount (premium) on acquisition of equity in controlled companies	-	435	-	-
Increase (decrease) in pension fund liabilities	56	(1,597)	91	(2,643)
Noncurrent derivatives	3,064	231	7,140	1,231
Discount on prepayment of noncurrent liabilities	-	-	(7,374)	-
Noncurrent taxes and contributions	-	-	520	-
Provision for investment loss	48	-	2,922	-
Shared expenses among the TCO Group companies	1,977	-	-	-
Other items not affecting working capital	(564)	-	(718)	-
Total funds from operations	53,397	167,587	605,291	753,508

From shareholders:
Impact of merged assets on net working capital	27,126	44,903	27,126	102,212
Treasury shares	16	53	16	53
Unclaimed interest on capital	-	1,744	-	2,451
	27,142	46,700	27,142	104,716

From third parties:
Interest on capital and dividends received	156,646	116,001	-	-
Increase in noncurrent loans and financing	-	-	-	5,187
Transfer from noncurrent to current assets	209,804	49,560	173,830	112,719
Increase in noncurrent liabilities	58	88	108	675
Decrease of long-term escrow deposits	9,525	-	9,692	-
	376,033	165,649	183,630	118,581
Total sources	456,572	379,936	816,063	976,805

USES OF FUNDS
Additions to investments	9,981	239	1,567	1,169
Additions to property, plant and equipment	90,788	96,456	353,292	418,417
Additions in the deferred assets	-	-	-	154
Transfer from noncurrent to current liabilities	19,697	27,664	84,946	106,153
Increase in noncurrent assets	138,259	88,722	21,743	122,916
Decrease in noncurrent liabilities	-	983	-	3,258
Capital reduction	-	100	-	100
Interest on capital and proposed dividends	97,504	133,104	97,504	133,104
Total uses	356,229	347,268	559,052	785,271

INCREASE IN WORKING CAPITAL	100,343	32,668	257,011	191,534

STATEMENT OF INCREASE IN WORKING CAPITAL
Current assets:
At the beginning of the year	435,896	363,896	1,972,548	1,618,233
At the end of the year	520,128	435,896	2,205,857	1,972,548
Increase	84,232	72,000	233,309	354,315

Current liabilities:
At the beginning of the year	313,086	273,754	894,272	731,491
At the end of the year	296,975	313,086	870,570	894,272
Increase (decrease)	(16,111)	39,332	(23,702)	162,781

INCREASE IN WORKING CAPITAL	100,343	32,668	257,011	191,534

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(INTEGRAL AFFILIATE OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

	Consolidated
	12.31.05	12.31.04

OPERATING ACTIVITIES
Net income for the year	339,146	507,051
Adjustments to reconcile net loss to cash provided by operating activities:
Minority interest	-	3,211
Depreciation and amortization	262,789	210,060
Loss on permanent asset disposals	(445)	10,580
Discount on early payment of liabilities	(7,425)	-
Provision for loss on investment	2,922	-
Monetary and exchange variantion on loans and financing	(5,689)	2,794
Provision for doubtful accounts	224,613	68,338
Increase in investments given are guarantees	(166,395)	-
Increase in trade accounts receivable	(464,229)	(147,220)
(Increase) decrease in other current assets and inventories	115,902	(163,405)
(Increase) decrease in recoverable taxes and deferred income taxes	9,824	(17,764)
Losses on derivative contracts	20,302	20,940
(Increase) decrease in other noncurrent assets	13,318	(14,592)
Increase in payroll and related accruals	1,687	1,121
Increase in accounts payable and suppliers	492	191,121
Increase (decrease) in other taxes payable	6,925	(25,250)
Decrease in accrued interest	(742)	(629)
Increase in reserve for contingencies	9,710	24,744
Increase (decrease) in provision for pension plan	91	(2,643)
Increase (decrease) in income taxes	2,325	(23)
Increase in other current liabilities	21,469	5,950
Increase (decrease) in other noncurrent liabilities	(616)	175
Net cash provided by operating activities	385,974	674,559

INVESTING ACTIVITIES
Additions to investments	(1,567)	(1,169)
Additions to property, plant and equipment	(353,292)	(418,417)
Additional to deferred assets	-	(154)
Cash received on sale of property, plant and equipment	630	150
Net cash used in investing activities	(354,229)	(419,590)

FINANCING ACTIVITIES
Loans repaid	(103,497)	(139,208)
Net settlement on derivative contracts	(25,834)	(15,205)
Interest on capital and dividends paid	(167,346)	(121,377)
Cash resulting from grouping of shares	41,829	-
Decrease in capital stock	-	(100)
Treasury shares	16	53
Net cash used in financing activities	(254,832)	(275,837)

DECREASE IN CASH AND CASH EQUIVALENTS	(223,087)	(20,868)

At the beginning of the year	951,186	972,054
At the end of the year	728,099	951,186

SUPPLEMENTARY CASH FLOW INFORMATION
Income and social contribution taxes paid	-	259,773
Interest paid	15,703	23,839

NONCASH TRANSACTION
Donation	4,075	890
Capitalized cost of disassembled tower and equipment	1,074	7,966
Goodwill of restructuring	133,370	510,788
Acquisition of minority shareholders	-	28,555
Unclaimed dividends	-	2,451

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Centro Oeste Celular Participações S.A.
(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)
Financial Statements for the Years Ended
December 31, 2005 and 2004 and
Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of
Tele Centro Oeste Celular Participações S.A.
(Wholly Owned Subidiary of Vivo Participações S.A. from February 22, 2006)
Brasília - DF

1.     We have audited the individual (Company) and consolidated balance sheets of Tele Centro Oeste Celular Participações S.A. (wholly owned subidiary of Vivo Participações S.A. from February 22, 2006) and subsidiaries, as of December 31, 2005 and 2004, and the corresponding statements of income, changes in shareholders’ equity (Company) and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.

2.     Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) examining, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by Company’s management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.      In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Tele Centro Oeste Celular Participações S.A. (wholly owned subidiary of Vivo Participações S.A. from February 22, 2006) and subsidiaries as of December 31, 2005 and 2004, the results of their operations, the changes in shareholders’ equity (Company) and the changes in their financial position for the years then ended, in accordance with Brazilian accounting practices.

4.     The statements of cash flow for the years ended December 31, 2005 and 2004 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

5.     As discussed in Note 33, on February 22, 2006 the Company’s shareholders approved the merger of all its shares with and into Telesp Celular Participações S.A. - TCP (now Vivo Participações S.A.) under the terms previously announced to the market and described in the memorandum of merger of shares, whereby Tele Centro Oeste Celular Participações S.A. became a wholly-owned subsidiary of TCP.

6.      The accompanying financial statements are a translation of the financial statements originally issued in Portuguese and have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 23, 2006

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(WHOLLY OWNED SUBSIDIARY OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATION AND BACKGROUND

Tele Centro Oeste Celular Participações S.A. (“TCO” or the “Company”) is a publicly-traded company whose controlling shareholder, on December 31, 2005, is Telesp Celular Participações S.A. - TCP - identified as Vivo Participações S.A. since February 22, 2006, (90.59% of the voting capital and 52.47% of total capital).

The Company is the controlling shareholder of the operators Telegoiás Celular S.A. (“Telegoiás”), Telemat Celular S.A. (“Telemat”), Telems Celular S.A. (“Telems”), Teleron Celular S.A. (“Teleron”), Teleacre Celular S.A. (“Teleacre”) and Norte Brasil Telecom S.A. (“NBT”), which provide cellular telecommunications services, including activities necessary or useful to the provision of such services in the North and Middle-West Regions of Brazil, in accordance with the authorizations granted to them.

The business of the Company and its subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

The authorization granted to TCO expires on July 24, 2006 and the authorizations of its subsidiaries expire as follows:

		Expiration date
Subsidiary	Operation area by State	of authorization

Telegoiás	Goiás and Tocantins	10.29.08
Telemat	Mato Grosso	03.30.09
Telems	Mato Grosso do Sul	09.28.09
Teleron	Rondônia	07.21.09
Teleacre	Acre	07.15.09
NBT	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The above concessions may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of the operators’ annual revenues.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements are presented in thousands of Brazilian reais (except where mentioned) and have been prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements have been prepared in accordance with the rules established by CVM Instruction No. 247/96 and include the balances and transactions of the subsidiaries.

The subsidiaries are fully consolidated. In consolidation, all intercompany balances and transactions were eliminated.

The reconciliation between the net income for the year of the Company and its subsidiaries for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004

Net income of the Company	347,045	508,648
Tax incentives in the subsidiaries	(7,887)	-
Donations	(12)	(890)
Prescribed interest on shareholders’ equity	-	(707)
Consolidated net income	339,146	507,051

The financial statements as of December 31, 2004 have been reclassified, as applicable, for comparability.

3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a) Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly-liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date.

b) Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date and accounts receivable for the sale of handsets and accessories.

c) Provision for doubtful accounts

Provision is made for those receivables for which recovery is not considered probable.

d) Foreign currency transactions

Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses relating to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of income as they occur. Exchange variation and premiums related to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

e) Inventories

Consist of handsets and accessories stated at the average acquisition cost. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventories considered obsolete or slow moving.

f) Prepaid expenses

Prepaid expenses are stated at amounts disbursed for expenses that have not yet been incurred.

g) Other assets

Subsidies on handset sales to the accredited agents are deferred and recognized in results as these handsets are activated.

h) Investments

Permanent investments in subsidiaries are recorded by the equity method. Other investments are recorded at historic cost.

i) Property, plant and equipment

Property, plant and equipment are stated at the cost of acquisition or construction, less accumulated depreciation calculated by the straight-line method based on the estimated useful lives of these assets (see Note 11). Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations as incurred. The present estimated value of costs to be incurred to dismantle towers and equipment in leased property is capitalized and amortized over the useful life of the related equipment, not to exceed the term of the lease agreements.

j) Deferred

Represents preoperating expenses recorded as formation costs of TCO IP S.A. and NBT, amortized using the straight-line method over a period of five years for TCO IP, and ten years for NBT. Also include amounts paid for point of presence rights (fundos de comércio) relating to stores of the Company. These amounts are being amortized over the term of the related agreements.

k) Income and social contribution taxes

Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on the accrual basis. Deferred taxes attributable to temporary differences, tax loss carryforwards and the negative calculation base for social contribution are recorded by the Company to the extent it is probable that the assets will be realized.

l) Loans and financing

Loans and financing are adjusted for monetary and/or exchange variations and include accrued interest to the balance sheet date.

m) FISTEL fees

Telecommunications Inspection Fund (FISTEL) fees, paid on activation of subscribers, generated monthly throughout the year, are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

n) Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to the probable outcome of pending cases and is restated to the balance sheet date for the probable amount of the loss, according to the nature of each contingency in which an unfavorable outcome is probable.

o) Pension and post-retirement benefit plans

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of reduction of future contributions, surpluses are not recognized (Note 27).

p) Revenue recognition

Revenues from services are recognized when services are provided, and are billed on a monthly basis. Unbilled revenues are calculated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized as revenues in income as they are used.

q) Net financial expense

Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing obtained and granted.

r) Derivatives

The Company and its subsidiaries enter into certain foreign exchange derivative forward and swap contracts in order to hedge their exposure to fluctuations in exchange rates and interest rates in reference to their foreign currency cash flow for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet and the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated based on the contractual conditions and recorded as net financial expense.

s) Employees’ profit sharing

Provisions are made to recognize expense regarding the employees’ profit sharing program.

t) Earnings per thousand shares

Earnings per thousand shares are calculated based on the number of shares outstanding on the balance sheet date.

u) Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions, to the best of their ability, affecting the reported amount of assets and liabilities and the amounts of revenues, costs and expenses during the period reported. Actual results could differ from those estimates.

4. TEMPORARY CASH INVESTMENTS

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Temporary cash investments	62,053	51,761	878,778	893,996

Temporary cash investments refer principally to liquid fixed income investments indexed to the CDI (interbank deposit rates).

As of December 31, 2005, the Company and its subsidiaries had financial investments of R$166,395, pledged in guarantee of lawsuits.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Unbilled amounts from services rendered	34,988	17,632	92,939	57,497
Billed amounts	81,345	43,428	398,812	180,907
Interconnection	45,167	28,667	207,151	134,564
Goods sold	12,325	22,312	78,432	137,925
Provision for doubtful accounts	(15,536)	(7,478)	(60,583)	(33,758)
Total	158,289	104,561	716,751	477,135

There are no customers who contribute more than 10% of net accounts receivable as of December 31, 2005 and 2004, except for amounts receivable from Brasil Telecom S.A. - BrT, which represent approximately 15% and 16%, respectively, of net accounts receivable on those dates.

Changes in the provision for doubtful accounts were as follows:

	Company		Consolidated
	2005	2004	2005	2004

Beginning balance	7,478	8,425	33,758	33,828
Increase in provision	28,121	15,952	224,613	68,338
Write-offs and recoveries	(20,063)	(16,899)	(197,788)	(68,408)
Ending balance	15,536	7,478	60,583	33,758

6. INVENTORIES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Digital handsets	15,732	33,476	72,340	178,001
Accessories and others	199	7,061	1,213	22,366
(-) Provision for obsolescence	(1,786)	(1,327)	(12,933)	(8,055)
Total	14,145	39,210	60,620	192,312

7. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Prepaid/recoverable income and social contribution taxes	12,572	7,592	46,978	33,973
IRRF (withholding income tax)	25,010	10,349	73,197	57,808
Recoverable ICMS (State VAT)	23,060	17,308	103,563	82,446
Recoverable PIS and COFINS (taxes on revenue)	13,666	4,409	37,225	30,574
Other	1,139	915	2,048	1,474
Total recoverable taxes	75,447	40,573	263,011	206,275

Deferred tax and social contribution	326,484	241,380	581,223	520,523
ICMS on sales to be recognized	778	1,410	21,352	7,355
Total	402,709	283,363	865,586	734,153

Current	155,295	79,436	440,669	274,382
Noncurrent	247,414	203,927	424,917	459,771

Deferred income and social contribution taxes are comprised as follows:

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Tax credits recorded on corporate restructuring	277,745	198,320	473,553	451,437
Tax credits on provisions for:
Obsolescence	607	451	4,397	2,739
Contingencies	31,604	30,950	37,415	34,114
Doubtful accounts receivable	5,282	2,542	20,598	11,478
Customer loyalty program	457	332	1,598	710
Employees’ profit sharing	1,367	1,360	2,656	2,779
Suppliers	5,541	5,200	15,148	15,041
Other	1,612	407	23,589	407
Tax loss carryforwards	2,269	1,818	2,269	1,818
Total deferred taxes	326,484	241,380	581,223	520,523

Current	89,887	46,707	202,802	104,016
Noncurrent	236,597	194,673	378,421	416,507

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a)   Tax loss carry forwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

b)   Tax credits recorded on corporate structuring: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 28) and is realized in proportion to the amortization of the goodwill in TCO and its subsidiaries, with a term ending on July 31, 2010. The recovery is supported by external consultants’ studies used in the corporate restructuring process.

c)   Temporary differences: will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

The Company and its subsidiaries prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Instruction No. 371/02.

The schedule for realization of the deferred taxes is as follows:

	Company	Consolidated
Year	12/31/2005	12/31/2005

2006	89,887	202,802
2007	72,029	129,339
2008	72,029	129,339
2009 and thereafter	92,539	119,743
Total	326,484	581,223

The subsidiary TCO IP did not recognize deferred income and social contribution on tax loss carryforwards and temporary differences due to the lack of projected taxable income to be generated in the short term.

8. PREPAID EXPENSES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

FISTEL fees	3,623	4,202	31,307	34,399
Advertising	30,675	14,074	30,675	14,159
Insurance premium	114	88	318	304
Financial charges	128	302	258	652
Other	1,194	648	6,076	1,932
Total	35,734	19,314	68,634	51,446

Current	34,477	18,030	62,136	39,960
Noncurrent	1,257	1,284	6,498	11,486

9. OTHER ASSETS

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Escrow deposits	12,412	12,483	16,387	14,383
Advance for purchase of shares	-	15,584	-	15,584
Advances to employees	519	895	1,193	1,940
Credits with suppliers	5,477	7,726	5,798	9,522
Credit with related company	11,632	10,042	2,312	1,333
Subsidies on handset sales	1,165	3,585	6,840	15,119
Other	1,193	200	2,279	1,476
Total	32,398	50,515	34,809	59,357

Current	20,748	22,470	28,976	29,611
Noncurrent	11,650	28,045	5,833	29,746

10. INVESTMENTS

a) Investments in subsidiaries

	Total	Total shares -
Investee	interest - %	in thousands

Telegoiás Celular S.A.	100.00	6,735
Telemat Celular S.A.	100.00	711
Telems Celular S.A.	100.00	1,266
Teleron Celular S.A.	100.00	727
Teleacre Celular S.A.	100.00	1,987
Norte Brasil Telecom S.A.	100.00	72,001
TCO IP S.A.	99.99	999

b) Information on subsidiaries

			Net income (loss)
			for the years ended
	Shareholders’ equity		December 31,
Investee	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Telegoiás Celular S.A.	840,786	747,039	154,618	182,375
Telemat Celular S.A.	520,446	451,355	104,506	111,040
Telems Celular S.A.	369,037	328,517	67,339	76,582
Teleron Celular S.A.	109,504	103,793	13,108	15,227
Teleacre Celular S.A.	52,924	54,364	2,217	9,677
Norte Brasil Telecom S.A.	230,381	223,024	21,946	35,539
TCO IP S.A.	202	(9,455)	(294)	(5,045)

c) Components and changes

The Company’s investments include the equity interests in the direct subsidiaries, goodwill, negative goodwill, advance for future capital increase and other investments, as shown below:

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Investments in subsidiaries	1,849,803	1,605,960	-	-
Goodwill on investment acquisitions, net	3,556	5,117	3,556	5,117
Advance for future capital increase	-	510	-	-
Tax benefit transferred to subsidiaries	273,477	302,132	-	-
Discount on acquisition of investment in NBT	(2,282)	(2,282)	(2,282)	(2,282)
Provision for investment losses	-	(9,965)	-	-
Other investments	5	22	5	1,361
Balance of investments	2,124,559	1,901,494	1,279	4,196

The changes in investment balance of the subsidiaries for the years ended December 31, 2005 and 2004 are as follows:

	2005	2005

Investments in subsidiaries:
Balance at the beginning of the year	1,595,995	1,228,689
Equity method of accounting	371,339	423,780
Investments in subsidiaries	-	239
Increase of capital transferred from goodwill reserve	28,655	31,168
Increase of capital	10,460	-
Increase in the investment of TCO in its subsidiaries	-	28,555
Discount on investment acquisition	-	(435)
Proposed interest on shareholders’ equity and dividends allocated	(156,646)	(116,001)
Balance as of December 31	1,849,803	1,595,995

The changes in other investment balance for the years ended December 31, 2005 and 2004 are as follows:

	2005	2005

Other investments:
Balance at the beginning of the year	22	22
Tax incentives - audiovisual	31	-
Provision for investment losses	(48)	-
Balance as of December 31	5	22

Goodwill/negative goodwill:
Balance at the beginning of the year	2,835	4,396
Amortization of goodwill on acquisition of investments	(1,561)	(1,561)
Balance as of December 31	1,274	2,835

Special goodwill reserve:
Balance at the beginning of the year	302,132	46,752
Tax benefit transferred to subsidiaries (Note 28)	-	286,548
Increase of capital in subsidiaries	(28,655)	(31,168)
Balance as of December 31	273,477	302,132

Advance for future capital increase:
Balance at the beginning of the year	510	510
Capitalization of subsidiaries	(510)	-
Balance as of December 31	-	510

11. PROPERTY, PLANT AND EQUIPMENT, NET

		Company
	Annual	12/31/2005			12/31 2004
	depreciation		Accumulated	Net book	Net book
	rates - %	Cost	depreciation	value	value

Transmission equipment	14.29	357,648	(267,891)	89,757	91,944
Switching equipment	10.00	125,901	(62,065)	63,836	57,483
Infrastructure	4.00 to 10.00	74,439	(49,067)	25,372	24,785
Land	-	2,185	-	2,185	2,185
Software use rights	20.00	88,115	(45,808)	42,307	33,801
Buildings	4.00	15,146	(6,491)	8,655	6,545
Handsets	66.67	24,500	(20,300)	4,200	4,965
Other assets	7.00 to 20.00	55,906	(27,200)	28,706	15,874
Construction in progress	-	36,883	-	36,883	43,780
Total		780,723	(478,822)	301,901	281,362

		Consolidated
	Annual	12/31/ 2005			12/31/ 2004
	depreciation		Accumulated	Net book	Net book
	rates - %	Cost	depreciation	value	value

Transmission equipment	14.29	1,070,850	(672,612)	398,238	388,648
Switching equipment	10.00	402,704	(171,172)	231,532	210,880
Infrastructure	4.00 to 10.00	221,502	(94,622)	126,880	108,064
Land	-	7,087	-	7,087	7,859
Software use rights	20.00	259,103	(124,917)	134,186	126,979
Buildings	4.00	55,132	(10,703)	44,429	24,247
Handsets	66.67	97,195	(75,295)	21,900	21,488
Concession license	7.69	60,550	(23,517)	37,033	38,670
Other assets	7.00 to 20.00	122,145	(51,382)	70,763	42,732
Construction in progress	-	133,171	-	133,171	134,723
Total		2,429,439	(1,224,220)	1,205,219	1,104,290

12. DEFERRED ASSETS, NET

	Annual
	amortization	Company		Consolidated
	rates - %	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Preoperating costs:
Financial expenses	10	-	-	16,701	16,701
General and administrative expenses	10	-	-	26,327	27,991
Point of presence rights (fundo de comércio)	20	403	-	558	154
		403	-	43,586	44,846
Accumulated amortization		(54)	-	(25,627)	(22,998)
Total		349	-	17,959	21,848

13. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31 2005	12/31 2004	12/31 2005	12/31 2004

Suppliers	70,441	75,581	258,384	398,949
Interconnection	5,974	4,372	79,202	17,958
Amounts payable to long-distance operators - SMP (*)	29,687	5,265	121,161	37,361
Other	9,287	3,613	17,366	21,353
Total	115,389	88,831	476,113	475,621

(*)   The amounts to be passed on (Personal Mobile Service) (SMP) refer to the VC2 and VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on to the long-distance operators.

14. TAXES PAYABLE

	Company		Consolidated
	12/31 2005	12/31 2004	12/31 2005	12/31 2004

ICMS	15,700	15,867	77,632	66,798
Income tax and social contribution	2,721	86	3,215	890
PIS and COFINS	11,334	12,186	22,664	24,853
FISTEL fees	413	992	4,676	6,956
FUST and FUNTTEL	280	325	1,136	1,587
Other taxes	1,001	863	2,812	1,801
Total	31,449	30,319	112,135	102,885

15. LOANS AND FINANCING

a) Composition of debt

				Company		Consolidated
Description	Currency	Annual interest	Maturity date	12/31 2005	12/31 2004	12/31 2005	12/31 2004

Financial institutions:
BNDES	R$	TJLP + interest from 3.5% to 4% p.y.	01.15.06 to 01.15.08	1,393	6,725	76,980	125,981

Export Development Canada - EDC	US$	Libor 6 months + interest of 5% p.y.	12.14.06	12,093	33,454	23,643	71,158

Teleproduzir Program (*)	R$	Interest of 0.2% p.m.	07.31.12	-	-	-	15,159

BNDES- Currency basket	UMBNDES	Currency basket variation UMBNDES + 3.5% p.y.	01.15.08	-	-	6,525	11,232

Other	R$	FGV Column 20	10.31.08	-	-	1,292	1,523
Accrual interest				84	321	490	1,231
Total				13,570	40,500	108,930	226,284

Current				13,570	25,441	66,734	102,727
Noncurrent				-	15,059	42,196	123,557

(*)   In August 2005 a prepayment was made with the discount resulting of the benefit from the “Teleproduzir Program”, a cooperation agreement with the State of Goiás Government relating to call center implementation.

b) Repayment schedule

The maturities of the long-term portion of loans and financing are as follows:

Year	Consolidated
12/31 2005

2007	39,014
2008	3,182
Total	42,196

c) Restrictive covenants

TCO and its subsidiaries have loans from the National Economic and Social Development Bank (BNDES) and Export Development Canada - EDC, the balances of which as of December 31, 2005 were R$83,505 and R$23,643 (R$137,213 and R$71,158 as of December 31, 2004), respectively. As of that date, the various economic and financial ratios established in the contracts with EDC had been complied with. In relation to the contracts of the subsidiary NBT with the BNDES, the borrower did not comply with the EBITDA margin ratio (EBITDA over net operating income) as of December 31, 2005. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

d) Coverage

As of December 31, 2005, the Company and its subsidiaries had exchange derivative contracts in the amounts of US$13,347 thousand (US$31,327 thousand as of December 31, 2004), to hedge all their foreign exchange liabilities. As of December 31, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$15,210 (R$20,742 as of December 31, 2004) on these derivative contracts, represented by an asset balance as follows:

Description	2005	2004

Current assets	-	-
Noncurrent assets	4	-
Total	4	-

Current liabilities	(14,446)	(13,930)
Noncurrent liabilities	(768)	(6,812)
Total	(15,214)	(20,742)

Accumulated loss	(15,210)	(20,742)

e) Collateral

TCO has granted the following security interests:

Banks	Collateral

BNDES - TCO subsidiaries	15% of receivables and CDBs (bank deposit certificates) equivalent to the amount of the next installment payable.
BNDES NBT	100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period.

16. OTHER LIABILITIES

	Company		Consolidated
	12/31 2005	12/31 2004	12/31 2005	12/31 2004

Prepaid services to be provided	2,437	5,186	35,100	19,061
Accrual for customer loyalty program (a)	1,343	975	4,699	2,089
Intercompany liabilities	3,078	6,868	9,174	6,567
Provision for pension fund	140	84	258	167
Share grouping (b)	41,829	-	41,829	-
Other	1,284	1,748	9,552	8,881
Total	50,111	14,861	100,612	36,765

Current	48,691	13,029	91,091	27,793
Noncurrent	1,420	1,832	9,521	8,972

(a)    The Company and its subsidiaries have loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b)   Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 18).

17. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	Company		Consolidated
	12/31 2005	12/31 2004	12/31 2005	12/31 2004

Telebrás	122,125	113,062	122,125	113,062
Labor	31	78	981	895
Civil	3,807	2,084	18,274	8,549
Tax	770	9,588	2,447	11,611
Total	126,733	124,812	143,827	134,117

Current	2,174	1,392	12,363	5,473
Noncurrent	124,559	123,420	131,464	128,644

The changes in the reserve for contingencies as of December 31, 2005 are as follows:

	2005
	Company	Consolidated

Beginning balance	124,812	134,117
Additional provision, net of reversals	(6,405)	4,029
Monetary variation	8,368	8,417
Payments	(747)	(4,351)
Transference	705	1,615
End of the year	126,733	143,827

17.1.  Telebrás

Corresponds to original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Annex II of the Spin-off Report of February 28, 1998, approved at the General Meeting of May 1998, should have been attributed to the respective holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

As it was considered that there was a mistake in the allocation of the respective loans at the time of the spin-off, the Company suspended payments and began to restate the debt in accordance with the variation of the IGP-M (general market price index) rate plus a 6% interest per year.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities, plus accessories of these assets, are its property, also claiming compensation for the amounts paid.

On August 1, 2001, a verdict was given against the Company’s claims, but, on October 8, 2001, the Company filed an appeal, which was also denied, maintaining the original verdict. The Company filed a new appeal, which is awaiting a decision by the Supreme Court of Justice (STJ).

17.2.  Tax claims

17.2.1.       Probable losses

The Company’s management recorded a provision of R$2,447 as of December 31, 2005, referring to various tax suits, based on the opinion of its external legal counsel.

17.2.2.       Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that the resolution of the matters listed below will not have a material adverse effect on the Company’s financial position and, therefore, has not recorded provisions in the financial statements as of December 31, 2005.

a)   ICMS

The Company and its subsidiaries, Telemat, Teleacre, Telems, and Telegoiás, received tax assessments totaling R$55,162, mainly in respect of: (i) alleged levying of ICMS tax on mail box and communications services to clients visiting from other States or from outside the basic coverage area, who made local and long-distance calls, and on calls made by clients traveling in other States (or outside the basic coverage area); (ii) alleged ICMS due on the provision of services based on the understatement of services on the DAICMS (ICMS Declaration); (iii) alleged ICMS due on the difference between the DETRAFs (Traffic Declaration Document) of Embratel and the operator; (iv) alleged ICMS due on undue crediting of rate differentials, payable due to the entry into the State of goods or services destined for use, consumption or fixed assets, but originating from other States or from overseas; (v) alleged ICMS due on the nonpayment of accumulated debits, wrongly calculated, through tax substitution; (vi) alleged ICMS due for nonpayment on phone card sales; (vii) alleged failure to cancel credits on purchases of mobile phones where the sales are made at a value lower than the purchase price; (viii) alleged undue advantages in purchases for use and consumption; (ix) alleged undue utilization of ICMS credits on electric power; and (x) alleged nonpayment of ICMS on international calls recorded as nontaxable.

b)  IRPJ (corporate income tax), IRRF and CSLL (Social Contribution Tax on Net Profit)

The Company and its subsidiaries Telems and Telemat received tax assessments amounting to R$46,924, relating to: (i) alleged undue offsetting of insufficient balances and losses; (ii) alleged failure to pay IRPJ; (iii) alleged failure to pay IRPJ due on taxable income; (iv) alleged IRPJ debt due on the payment to FINOR/1998, paid as an investment from its own resources and not as a tax subsidy; (v) alleged IRPJ due on the difference between recorded and paid values; (vi) alleged absence of proof of payment of IRPJ; and (vii) unratified offsetting of overpayments (CSLL, IRPJ and IRRF).

c)   PIS and COFINS - Law No. 9,718/98

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9,718/98, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to one third of the COFINS amount from the CSLL; and (iii) indirectly increased the COFINS and PIS (social integration program) due by the subsidiaries, requiring the inclusion of revenues in excess of billing in their calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the changes in the PIS and COFINS calculation bases introduced by Law No. 9,718/98, the subject of numerous lawsuits brought by taxpayers in general and by the Company. In the consideration of Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared unconstitutional paragraph 1 of article 3 of the above-mentioned Law, which had determined that these contributions would be levied not only on billing, but on "all the revenues received by the corporate entity, irrespective of the type of activity exercised and the accounting classification adopted for the revenues".

On December 2, 2005, in a decision published in the “Diário Oficial da Justiça”, the special appeal presented by TCO was partially approved by the Federal Supreme Court in favor of the Company. As a result, the existing provision was reduced by R$9.5 million.

As a result of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the subsidiaries now include revenues in excess of billing in the PIS and COFINS calculation bases.

d)  CIDE

Refers to challenging the levying of CIDE (economic intervention contribution) on remittances of funds abroad arising from technology transfer contracts, brand and software licensing, etc.  This claim involves an amount of R$1,615 for the Company and its subsidiaries.

17.3.  Labor and civil

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

In relation to claims in which a loss is classified as possible, the amount involved is R$24,430 for the civil claims and R$5,177 for the labor claims.

18. SHAREHOLDERS’ EQUITY

a) Capital

On March 31, 2005 the Company increased its capital by R$164,878, without issuing new shares, by capitalization of the portion of the revenue reserve in excess of capital as of December 31, 2004.

In the General and Extraordinary Shareholders’ Meeting held on March 31, 2005, it was approved a reverse split of 386,664,974,968 book-entry shares, without par value, comprising 129,458,666,783 ordinary shares and 257,206,308,185 preferred shares, representing share capital, in the proportion of 3,000 shares to 1  share of the same type. Share capital now comprises 128,888,325 book-entry shares, without par value, of which 43,152,889 are ordinary shares and 85,735,436 are preferred shares.

At the same Meeting, the shareholders present unanimously ratified the cancellation of the 1,927,812 common book-entry shares without par value, held in treasury, without reduction of capital, in accordance with paragraph 1 of article 30 of Law No. 6,404/76.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$63,893, corresponding to the tax benefit of incorporated goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$,957,844 to R$1,021,737 with the issue of 3,107,645 new common shares, guaranteeing preemptive  rights as established in article 171 of Law No. 6,404/76, and establishing that the funds arising from the exercise of preemptive rights were credited to Telesp Celular Participações S.A.

The capital as of December 31, 2005 and 2004 comprises shares without par value, as follows:

	Thousands of shares
	12/31/ 2005	12/31/ 2004

Common shares	44,333	129,458,667
Preferred shares	85,735	257,206,308
Treasury shares	-	(5,787,050)
Total	130,068	380,877,925

b) Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1)  6% per year on the amount resulting from dividing the paid-up capital by the total number of the Company’s shares.

b.2)  3% per year on the amount resulting from the division of the shareholders’ equity by the total number of the Company’s shares, as well as the right to profit sharing paid in conditions equal to common shares, after the common shares have received a dividend equal to the preferred minimum dividend established for preferred shares.

Dividends are calculated in accordance with the Company bylaws and corporate law. Dividends due before the allocation of interest on capital were calculated as follows:

	2005	2004

Net income for the year	347,045	508,648
Appropriation to legal reserve	(17,352)	(25,432)
Adjusted net income	329,693	483,216
Proposed dividends	89,842	120,804

Interest on shareholders’ equity included in dividends:
Gross interest on shareholders’ equity	51,083	82,000
IRRF on interest on shareholders’ equity	(7,662)	(12,300)
Net interest on shareholders’ equity/proposed dividends	43,421	69,700
Additional dividend	46,421	51,104
	89,842	120,804

Number of shares (-) treasury shares:
Common shares	44,333	123,673,704
Preferred shares	85,735	257,204,221

Net dividends and interest on shareholders’ equity for the year:
Common shares	30,622	39,226
Preferred shares	59,220	81,578

Dividends and interest on shareholders’ equity per share (in Brazilian reais):
Common shares	0.6907	0.0003
Preferred shares	0.6907	0.0003

Interest on shareholders’ equity, net of income tax, will be totally included in dividends, in accordance with Law No. 9,249/95.

Dividends proposed by the Company’s management, in the form of interest on shareholders’ equity, were accounted for on the assumption that they would be approved at the Shareholders’ General Meeting.

c) Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

d) Income reserve

d.1)  Legal reserve

The legal reserve is calculated based on 5% of annual net income until it is equal to 20% of paid-up capital or 30% of capital plus capital reserves; thereafter, allocations to this reserve are no longer mandatory. This reserve is intended to ensure the integrity of capital and may only be used to offset losses or capital increases.

d.2)  Reserve for expansion and modernization

The special reserve for expansion and modernization is based on the capital budget prepared by management, which shows the need for investment funds for projects in the coming years.

19. NET OPERATING REVENUE

	Company		Consolidated
	2005	2004	2005	2004

Subscription	30,589	47,508	100,287	149,526
Usage charges	290,880	271,581	1,471,982	1,232,413
Additional call charges	9,803	9,032	53,115	38,746
Interconnection	164,184	199,874	797,587	872,154
Data services	20,785	20,600	144,297	118,636
Other services	16,121	12,197	83,348	51,431
Total gross revenue from service	532,362	560,792	2,650,616	2,462,906

ICMS	(91,434)	(83,119)	(478,801)	(391,942)
PIS and COFINS	(18,917)	(19,514)	(93,772)	(85,181)
ISS (service tax)	(156)	(133)	(700)	(706)
Discounts granted	(18,654)	(19,923)	(104,649)	(105,577)
Net operating revenue from services	403,201	438,103	1,972,694	1,879,500

Sale of handsets and accessories	91,620	94,940	520,977	486,779

ICMS	(10,675)	(15,635)	(70,938)	(85,996)
PIS and COFINS	(6,400)	(8,572)	(37,682)	(46,988)
Discounts granted	(6,198)	(2)	(25,179)	(138)
Returns of goods	(16,235)	(5,016)	(88,431)	(22,731)
Net operating revenue from sales of handsets and accessories	52,112	65,715	298,747	330,926

Total net operating revenue	455,313	503,818	2,271,441	2,210,426

There are no customers that contributed more than 10% of the gross operating revenue during the years ended December 31, 2005 and 2004, except for Brasil Telecom S.A. - BrT, a fixed line service provider, which contributed approximately 15% and 23%, respectively, mainly in relation to interconnection.

20. COST OF SERVICES AND GOODS

	Company		Consolidated
	2005	2004	2005	2004

Personnel	(6,640)	(6,354)	(24,341)	(21,759)
Materials	(1,358)	(808)	(6,077)	(3,708)
Outside services	(4,737)	(8,737)	(47,847)	(35,349)
Leased lines	(1,330)	(2,145)	(39,706)	(25,065)
Rent, insurance and condominium fees	(4,727)	(5,490)	(15,488)	(15,935)
Interconnection	(7,484)	(9,471)	(58,915)	(73,082)
Taxes and contributions	(19,341)	(1,808)	(109,332)	(12,331)
Depreciation and amortization	(54,362)	(47,873)	(190,121)	(158,377)
Other	(11)	(2)	(73)	(31)
Cost of services	(99,990)	(82,688)	(491,900)	(345,637)
Cost of products sold	(87,104)	(114,065)	(498,626)	(555,984)
Total	(187,094)	(196,753)	(990,526)	(901,621)

21. SELLING EXPENSES

	Company		Consolidated
	2005	2004	2005	2004

Personnel	(21,483)	(20,923)	(78,393)	(68,411)
Materials	(3,873)	(3,111)	(14,560)	(16,703)
Outside services	(89,590)	(58,540)	(291,205)	(223,777)
Advertising	(50,440)	(32,058)	(75,969)	(72,635)
Rent, insurance and condominium fees	(3,425)	(2,853)	(9,088)	(8,389)
Taxes and contributions	(79)	(149)	(468)	(563)
Depreciation and amortization	(11,895)	(5,139)	(47,248)	(21,226)
Provision for doubtful accounts	(28,121)	(15,952)	(224,613)	(68,338)
Other	(4,545)	(1,989)	(11,864)	(5,396)
Total	(213,451)	(140,714)	(753,408)	(485,438)

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2005	2004	2005	2004

Personnel	(13,075)	(24,564)	(50,745)	(51,428)
Materials	(801)	(1,478)	(3,588)	(3,113)
Outside services	(24,653)	(22,238)	(77,711)	(56,067)
Rent, insurance and condominium fees	(3,726)	(2,422)	(15,913)	(8,599)
Taxes and contributions	(154)	(2,402)	(1,997)	(4,123)
Depreciation and amortization	(5,831)	(9,937)	(19,566)	(23,680)
Other	(889)	(2,854)	(8,965)	(12,328)
Total	(49,129)	(65,895)	(178,485)	(159,338)

23. OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	2005	2004	2005	2004
Income:
Fees	4,766	7,080	23,905	27,819
Recovered expenses	18,251	2,022	33,761	3,579
Provision reversals	9,611	7	13,635	2,659
Shared infrastructure/EILD	3,434	42,226	7,974	6,021
Commercial incentives	19,247	12,913	32,115	18,540
Other	612	1,880	1,386	6,662
Total	55,921	66,128	112,776	65,280

Expenses:
FUST	(2,277)	(2,286)	(10,969)	(9,741)
FUNTTEL	(1,138)	(1,121)	(5,484)	(4,849)
ICMS on the expenses	(3,148)	(829)	(16,877)	(2,084)
PIS and COFINS on other revenues	(4,112)	(5,662)	(10,503)	(9,934)
Other taxes and contributions	(398)	(914)	(445)	(2,119)
Reserve for contingencies	(3,206)	(1,682)	(17,664)	(10,694)
Amortization of deferred charges	(54)	-	(4,293)	(5,216)
Goodwill amortization	(1,561)	(1,561)	(1,561)	(1,561)
Other	(2,748)	(825)	(7,462)	(1,842)
Total	(18,642)	(14,880)	(75,258)	(48,040)

24. NET FINANCIAL EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Income:
Financial income	17,963	24,872	204,829	173,881
Foreign currency exchange variation	8,204	2,118	11,059	5,100
PIS/COFINS on financial income	(14,523)	(10,885)	(14,499)	(20,431)
Total	11,644	16,105	201,389	158,550

Expense:
Financial expense	(15,679)	(12,121)	(56,451)	(49,720)
Monetary/exchange variation	(4,055)	(18,178)	(7,619)	(25,657)
Losses on derivatives contracts, net	(8,211)	(10,987)	(20,302)	(20,940)
Total	(27,945)	(41,286)	(84,372)	(96,317)

25. INCOME TAXES

The Company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on an accrual basis. Deferred taxes are recognized on temporary differences, as shown in Note 7. The composition of expenses for income and social contribution taxes is shown below:

	Company		Consolidated
	2005	2004	2005	2004

Income tax	(41,558)	(26,372)	(148,784)	(157,911)
Social contribution tax	(14,964)	(9,498)	(54,304)	(57,888)
Deferred income tax	4,183	(4,475)	28,317	(6,159)
Deferred social contribution tax	1,496	(1,611)	10,267	(2,217)
Total	(50,843)	(41,956)	(164,504)	(224,175)

A reconciliation of the taxes on income reported, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34%, is as follows:

	Company		Consolidated
	2005	2004	2005	2004

Income before taxes	503,451	558,904	452,567	652,437

Tax expense at combined statutory rate	(171,173)	(190,027)	(153,873)	(221,828)

Permanent additions:
Nondeductible expenses	(5,393)	(1,115)	(12,014)	(7,991)
Other additions	(578)	(1,606)	(141)	(2,224)

Permanent exclusions:
Interest on shareholders’ equity credited - subsidiaries	126,255	144,085	-	-
Additional income tax difference	8	-	152	-
Other exclusions	38	6,707	1,472	7,868
Tax loss and unrecognized temporary differences	-	-	(100)	-

Tax expense	(50,843)	(41,956)	(164,504)	(224,175)

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)   Risk considerations

The major market risks to which the Company and its subsidiaries are exposed in conducting their businesses are:

  Credit risk: derived from the potential difficulty in collecting amounts from telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

  Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP (long-term interest rate) and CDI).

  Currency risk: derived from the possibility of the Company and its subsidiaries incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take an active posture in managing of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk of providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies relating to selling postpaid handsets. As of December 31, 2005, the Company and its subsidiaries had 86% (84% as of December 31, 2004) of their customer base under the prepaid system, which requires prepaid loading and, therefore, reduces credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from their investments and receivables from swap operations. The Company and its subsidiaries spread this risk by using various recognized financial institutions.

Interest rate risk

The Company and its subsidiaries are also exposed to fluctuations in the TJLP as a result of the loans contracted from the BNDES. As of December 31, 2005, the principal of these loans amounted to R$76,980 (R$125,981 on December 31, 2004).

In addition, the Company and its subsidiaries are exposed to the risk of local interest rates, as the liability part of exchange rate derivative operations (exchange derivatives) is tied to the CDI. However, financial investments also indexed to the CDI neutralize this effect.

Loans contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of December 31, 2005, these loans totaled US$10,101 thousand (US$26,808 thousand as of December 31, 2004) of principal.

Currency risk

The Company and its subsidiaries use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to exchange rates as of December 31, 2005:

In thousands of US$

Loans and financing	(10,147)
Loans and financing - UMBNDES (*)	(2,800)
Other obligations	(391)
Derivative contracts	13,347
Total	9

(*)   UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, principally the U.S. dollar, which is the reason why the Company and its subsidiaries take it into consideration in analyzing the risk coverage in relation to variations in the exchange rates.

b)   Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized gain

Loans and financing	(108,930)	(108,304)	626
Derivative contracts	(15,210)	(15,095)	115
Other obligations	(916)	(916)	-
Total	(125,056)	(124,315)	741

c)   Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available interest rate projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

27. POST-RETIREMENT BENEFIT PLANS

The Company and its subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)   PBS-A: defined-benefit multisponsored plan, for participants that were previously assisted and had such status on January 31, 2000.

b)   PBS-TCO: defined-benefit retirement plans sponsored individually by the Companies.

c)   PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

The contribution to the PBS-TCO Plans is determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used for financing the PBS-TCO Plans and 1.5% for the PAMA Plan. In the year ended December 31, 2005, no contributions were made to these plans (R$3 as of December 31, 2004).

d)   TCO Prev: an individual, variable contribution plan - the TCO Prev benefit plan was introduced by SISTEL in August 2000. In this Plan, some participants previously covered by the PBS-TCO Plan are entitled to retirement benefits for life (paid-up benefit) in addition to the defined contributions benefits. Also, the Company bears the risk of death and disability of the participants. The Company’s contributions to the TCO Prev Plan are equal to those of the participants, varying between 1% and 8% of the participant’s salary, according to the percentage chosen by the participant. In the year ended December 31, 2005 the contributions to these plans amounted to R$3,952 (R$1,079 as of December 31, 2004).

As of December 31, 2005, the Company and its subsidiaries recognized an actuarial cost of R$1,219 relating to these plans, accounted for as administrative expenses.

The actuarial valuation of the plans was made in December 2005 and 2004, based on the register of the participants as of September 2005 and 2004, respectively, and the projected unit credit method was adopted, with immediate recognition of the actuarial gains and losses generated in each year. The plans’ assets are stated as of November 30, 2005 and 2004, respectively, and for the multisponsored plans (PAMA and PBS-A), the apportionment of the plans’ assets was based on the actuarial liabilities of the Company in relation to the total actuarial liabilities of the plan. The total liability recognized as of December 31, 2005 was R$258.

We show below the breakdown of the provision for the defined benefit retirement plans and healthcare plan for retired employees as of December 31, 2005 and 2004, as well as the other information required by CVM Resolution No. 371/00 on these plans:

Plan	2005	2004

PAMA – TCO	258	167
Total	258	167

1)     Reconciliation of funded status

	2005
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i) (ii)

Benefit obligation	39,832	871	1,962	3,450
Fair value of plan assets	(54,329)	(613)	(2,210)	(4,469)
Funded status	(14,497)	258	(248)	(1,019)

	2004
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i) (ii)

Benefit obligation	40,545	665	1,808	3,183
Fair value of plan assets	(41,635)	(498)	(1,931)	(4,139)
Funded status	(1,090)	167	(123)	(956)

(i)   Refers to the Company’s proportional participation in assets and liabilities of the multisponsored plans – PAMA and PBS-A.

(ii)  Although TCO Prev, PBS-TCO and PBS-A showed surpluses, as of December 31, 2005, no assets were recognized by the sponsor due to the lack of prospects of making use of this surplus.

2)     Cost of plan for the year

	2005
	TCO Prev	PAMA	PBS-TCO	PBS-A

Current service cost	1,219	1	3	-
Interest	4,538	73	196	346
Total	5,757	74	199	346

3)     Change in net actuarial liability (asset)

	2005
	TCO Prev	PAMA	PBS-TCO	PBS-A

Net actuarial asset (liability) as of December 31, 2004	(1,090)	167	(123)	(956)
Current service cost	5,757	74	199	346
Recognized actuarial losses (gains) for the year	(5,595)	190	102	171
Sponsor’s contribution for the year	(712)	1	(3)	-
Gains for the year	(12,857)	(174)	(423)	(580)
Net actuarial asset (liability) as of December 31, 2005	(14,497)	258	(248)	(1,019)

4)     Change in benefit obligation

	2005
	TCO Prev	PAMA	PBS-TCO	PBS-A

Benefit obligation as of December 31, 2004	40,545	665	1,808	3,183
Current service cost	1,219	1	3	-
Interest cost	4,538	73	196	346
Benefits paid for the year	(875)	(58)	(147)	(250)
Actuarial (gain) losses for the year	(5,595)	190	102	171
Benefit obligation as of December 31, 2005	39,832	871	1,962	3,450

5)     Change in plan assets

	2005
	TCO Prev	PAMA	PBS-TCO	PBS-A

Fair value of plan assets as of December 31, 2004	(41,635)	(498)	(1,931)	(4,139)
Benefits paid for the year	875	58	147	250
Sponsor’s and employees’ contributions for the year	(712)	1	(3)	-
Return on plan assets for the year	(12,857)	(174)	(423)	(580)
Fair value of plan assets as of December 31, 2005	(54,329)	(613)	(2,210)	(4,469)

6)     Estimated expenses for 2006

	TCO Prev	PAMA	PBS-TCO	PBS-A

Service cost	(581)	(2)	(3)	-
Interest cost on actuarial liabilities	(4,445)	(97)	(213)	(375)
Expected return on assets	7,562	77	275	544
Total	2,536	(22)	59	169

7)     Actuarial assumptions

2005
	TCO Prev	PAMA	PBS-TCO	PBS-A

Discount rate used at current value of actuarial liabilities	11.30% p.y.	11.30% p.y.	11.30% p.y.	11.30% p.y.
Estimated return rate on plan assets	13.93% p.y.	12.88% p.y.	12.88% p.y.	12.53% p.y.
Future salary growth rate	7.10% p.y.	7.10% p.y.	7.10% p.y.	7.10% p.y.
Medical costs growth rate	-	8.15% p.y.	-	-
Benefits growth rate	5.00% p.y.	5.00% p.y.	5.00% p.y.	5.00% p.y.
Mortality table	UP94 with 2 years of increase in hazard	UP94 with 2 years	UP94 with 2 years of increase in hazard	UP94 with 2 years of increase in hazard
Disability table	Mercer disability	Mercer disability	Mercer disability	-

28. CORPORATE RESTRUCTURING

a)   First corporate restructuring

On May 13, 2004, the Boards of Directors of the Company and its subsidiaries approved a corporate restructuring for the purpose of transferring to TCO and its subsidiaries the goodwill paid by TCP on the acquisition of a controlling interest in the Company, which, on May 31, 2004, amounted to R$1,503,121.

Prior to the incorporation of goodwill by the Company, a reserve had been constituted  to maintain the shareholders’ equity of that company in the amount of R$992,060. Thus, net assets incorporated by the Company amounted to R$511,061, which, in essence, represents the tax benefit derived from the deductibility of the goodwill when incorporated by TCO and its subsidiaries.

As of June 30, 2004 the transfer of part of the net assets of the Company to its subsidiaries was approved, based on appraisal reports prepared by independent specialists, as described below:

Company	Goodwill	Reserve to maintain shareholders’ equity	Net amount

Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980
Total spin-off	842,789	(556,241)	286,548
TCO balance	660,332	(435,819)	224,513
Total	1,503,121	(992,060)	511,061

Concurrently with the transfer of a portion of the net assets to its subsidiaries, a proposal was approved to incorporate the shares of its subsidiaries held by minority shareholders, who received Company shares in a proportion established by a valuation at market values prepared by independent experts. The transfer of the interests in the subsidiaries resulted in an increase of R$28,555 in the capital of TCO.

The accounting records of the Companies maintained for corporate and tax purposes have specific accounts relating to the incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

First restructuring:
Balance sheet:
Incorporated goodwill	451,226	583,293	1,027,132	1,327,756
Provision	(297,809)	(384,973)	(677,907)	(876,319)
Amount	153,417	198,320	349,225	451,437

	2005	2004	2005	2004
Statement of income:
Amortization of goodwill	132,067	95,742	300,624	239,903
Reversal of provision	(87,164)	(63,190)	(198,412)	(158,336)
Tax benefit	(44,903)	(32,552)	(102,212)	(81,567)
Net effect on net income	-	-	-	-

b)   Second corporate restructuring

On August 31, 2005 the Board of Directors of the Company and its subsidiaries approved a corporate restructuring with a view to transferring to TCO the goodwill paid by TCP in the acquisition of TCO’s shares through a Voluntary Public Offering on October 8, 2004, the value of which on July 31, 2005 was R$392,265.

Prior to the incorporation of goodwill by the Company, a reserve had been constituted to  maintain the shareholders’ equity of that Company in the amount of R$258,895. Thus, net assets incorporated by the Company amounted to R$133,370, which, in essence, represents the tax benefit derived from the deductibility of the above-mentioned goodwill when incorporated by TCO and its subsidiaries.

The incorporated net asset amount will be amortized over an estimated period of five years and is offset by a special goodwill reserve to be transferred to the capital account in favor of TCP when the tax benefit is effectively realized, with a guarantee to the remainder of the shareholders of participation in these increases in capital, in which case the funds received will be paid to TCP.

		Company
Second restructuring:	Amounts on the date of merger	12/31/ 2005
Balance sheet:
Incorporated goodwill	392,265	365,671
Provision	(258,895)	(241,343)
Amount	133,370	124,328

		31.12.05
Statement of income:
Amortization of goodwill		26,594
Reversal of provision		(17,552)
Tax benefit		(9,042)

Net effect on net income		-

As shown above, amortization of the goodwill, net of the reversal of the provision and the corresponding tax credit, produces a zero effect on the result for the year and, consequently, for the basis of calculation of minimum compulsory dividends. To optimize the presentation in the financial statements of the companies’ financial situation, the net amount of R$473,553 (R$349,225 and R$124,328 relating to the first and second restructuring, respectively), as of December 31, 2005 (R$451,437 as of December 31, 2004), which in essence represents the tax credit relating to the corporate reorganization, was classified in the balance sheet under current and noncurrent assets as deferred taxes (Note 7).

29. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)   Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp, Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Global Telecom S.A. and Celular CRT S.A. Some of these transactions were established based on contracts signed by Telecomunicações Brasileiras S.A. - Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

b)   Corporate services: these are passed on to the subsidiaries at the cost effectively incurred for these services.

c)   Intercompany liabilities: refer to intercompany loans between the Company and its subsidiaries.

d)   Voice portal content services provider: provided by Terra Network Brasil.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	12/31/ 2005	12/31/ 2004
Assets:
Trade accounts receivable, net	14,813	11,841
Receivable from Group companies	2,312	1,333

Liabilities:
Trade accounts payable	30,073	18,361
Obligation from Group companies	9,174	6,567

Statement of income-
Net operating revenue-
Telecomunicações de São Paulo S.A. - Telesp	13,522	62,723
Balance as of December 31	13,522	62,723

Expenses-
Selling expenses:
Atento Brasil S.A.	(35,615)	(29,414)
Mobitel S.A. - Dedic	(36,604)	(7,545)
Terra Brasil S.A.	(118)	-
Balance as of December 31	(72,337)	(36,959)

General and administrative expense:
Primesys Soluções Empresariais	(1,163)	-
Telefônica Empresas Brasil	(1,163)	-
Telecomunicações de São Paulo S.A. - Telesp	-	(705)
Balance as of December 31	(2,326)	(705)

Other operating revenue-
Telefônica Empresas Brasil	486	-
Balance as of December 31	486	-

Financial income, net-
Atento do Brasil S.A.	2	-
Balance as of December 31	2	-

Recovery of expenses from joint venture, proportional:
Celular CRT Participações S.A.	1,194	855
Tele Leste Celular Participações S.A.	510	384
Telesp Celular Participações S.A.	4,957	3,858
Tele Sudeste Celular Participações S.A.	2,044	1,562
Balance as of December 31	8,705	6,659

Expenses from joint venture, proportional:
Celular CRT Participações S.A.	(2,318)	(1,589)
Tele Leste Celular Participações S.A.	(1,806)	(1,747)
Telesp Celular Participações S.A.	(55,674)	(46,255)
Tele Sudeste Celular Participações S.A.	(15,385)	(15,543)
Balance as of December 31	(75,183)	(65,134)

30. DIRECTORS’ FEES

During 2005 and 2004, directors’ fees totaled R$1,314 and R$2,135 in consolidated and R$235 and R$1,750 in the Company, respectively, and were appropriated as expense.

31. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of December 31, 2005, the companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount

Operating risks	R$2,310,146
General civil liability	R$7,560
Vehicle (officers’ fleet)	FIPE table - 100% - R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

32. AMERICAN DEPOSITARY RECEIPTS - ADR PROGRAM

On November 16, 1998, the Company began trading ADRs with the following characteristics on the New York Stock Exchange - NYSE:

  Type of share: preferred.

  Each ADR represents one preferred share.

  The shares are traded as ADRs under the symbol “TRO”, on the NYSE.

  Foreign depositary bank: The Bank of New York.

  Custodian bank in Brazil: Banco Itaú S.A.

33. SUBSEQUENT EVENTS

On December 4, 2005, the Company’s Board of Directors approved a proposal for the merging of the shares of TCO for its conversion into a wholly-owned subsidiary of TCP (“Corporate Restructuring”).

On January 11, 2006 the Managing Council of ANATEL approved the corporate restructuring of Vivo Group.

On February 22, 2006 the General Meeting approved the merger of the Company’s shares for its conversion into a wholly owned subsidiary of Telesp Celular Participações S.A. (“TCP”), and the changing of the name of TCP to Vivo Participações S.A., as previously proposed by the Board of Directors and communicated to the market on December 4, 2005.

The shareholders of the companies will receive 3.0830 TCP shares for each company share merged.

Since TCO became a wholly-owned subsidiary of TCP, its registration with the CVM, the São Paulo Stock Exchange (BOVESPA), the Securities and Exchange Commission - SEC and the NYSE will be cancelled.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2006

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.